UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Hawaiian Holdings, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
419879101
(CUSIP Number)
Lawrence S. Hershfield c/o Ranch Capital LLC 12730 High Bluff Drive, Suite 180 San Digeo, California 92130 Tel. No.: 858-523-0171
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 11, 2004>
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   [   ]

Note:Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 419879101		Page 1 of 3 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON RC Aviation LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS * WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10
SOLE VOTING POWER

14,159,403 shares of Common Stock
4 shares of Class A Preferred Stock

 SHARED VOTING POWER

None

 SOLE DISPOSITIVE POWER

10,000,000 shares of Common Stock

 SHARED DISPOSITIVE POWER

4,159,403 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,159,403 shares of Common Stock 4 shares of Class A Preferred Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% of Common Stock 100% of Class A Preferred Stock

14	TYPE OF REPORTING PERSON * CO (limited liability company)

Schedule 13D

SCHEDULE 13D

CUSIP No. 419879101		Page 2 of 3 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON RC Aviation Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS * OO (working capital of RC Aviation LLC)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10
SOLE VOTING POWER

14,159,403 shares of Common Stock
4 shares of Class A Preferred Stock

 SHARED VOTING POWER

None

 SOLE DISPOSITIVE POWER

10,000,000 shares of Common Stock

 SHARED DISPOSITIVE POWER

4,159,403 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,159,403 shares of Common Stock 4 shares of Class A Preferred Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% of Common Stock 100% of Class A Preferred Stock

14	TYPE OF REPORTING PERSON * CO (limited liability company)

Schedule 13D

SCHEDULE 13D

CUSIP No. 419879101		Page 3 of 3 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lawrence S. Hershfield

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS * OO (working capital fo RC Aviation LLC)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10
SOLE VOTING POWER

14,199,403 shares of Common Stock
4 shares of Class A Preferred Stock

 SHARED VOTING POWER

None

 SOLE DISPOSITIVE POWER

10,040,000 shares of Common Stock

 SHARED DISPOSITIVE POWER

4,159,403 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,199,403 shares of Common Stock 4 shares of Class A Preferred Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.7% of Common Stock 100% of Class A Preferred Stock

14	TYPE OF REPORTING PERSON * IN

Schedule 13D

Item 1.    Security and Issuer.

        This statement relates to shares of Common Stock (the “Common Stock”) of Hawaiian Holdings, Inc. (the “Company”) and shares of Class A Preferred Stock (the “Class A Preferred Stock”) of the Company. The Company’s principal offices are located at 12730 High Bluff Drive, Suite 180, San Diego, California 92130.

Item 2.     Identity and Background.

        (a-c)   This Schedule 13D is being filed by RC Aviation LLC, a Delaware limited liability company (“RC Aviation”), RC Aviation Management LLC, a Delaware limited liability company (“RC Management”) and the managing member of RC Aviation, and Lawrence S. Hershfield, the controlling member of RC Management (“Hershfield,” and together with RC Aviation and RC Management, the “Reporting Persons”). The principal business address of the Reporting Persons is located at 12730 High Bluff Drive, Suite 180, San Diego, California 92130. The principal business of RC Aviation is to acquire, manage, invest in, transfer, exchange and/or otherwise dispose of securities of the Company. The principal business of RC Management is to serve as the managing member of RC Aviation. The principal business of Hershfield is an investment advisor to various entities, including, without limitation, RC Aviation and RC Management.

        (d)   None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)   None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

        (f)   The citizenship of RC Aviation and RC Management are as set forth above. The citizenship of Hershfield is the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration.

        The consideration for such purchase was obtained from the working capital of RC Aviation. The working capital of RC Aviation was raised from the various investors set forth below (the “Investors”) for the purpose of acquiring the Common Stock.

        On June 11, 2004, the operating agreement governing the operation and management of RC Aviation was executed by RC Aviation and the Investors (the “Operating Agreement”), and the following Investors contributed funds to the working capital of RC Aviation: QVT Fund LP; Whitebox Convertible Arbitrage Partners, LP; Whitebox Hedged High Yield Partners, LP; Pandora Select Partners, LP; Whitebox Intermarket Partners, LP; Guggenheim Portfolio Co. XXXI, LLC; River Run Senior Income Fund, LLC; Litespeed Master Fund, LPD; Watershed Capital Partners, L.P.; Watershed Capital Institutional Partners, LP; Watershed Capital Partners (Offshore), Ltd.; Greenwich International Ltd.; Sagamore Hill Hub Fund Limited; Lonestar Partners, L.P.; Triage Capital Management, L.P.; and Gryphon Master Fund, L.P.

Schedule 13D

        Pursuant to the Operating Agreement, RC Management is vested with exclusive right and authority to manage and control the business of RC Aviation, subject to member approval of certain major transactions. The Operating Agreement provides that RC Management may only be removed as the managing member of RC Aviation for fraud, willful neglect, or gross or reckless misconduct which, in each case, causes material harm to the RC Aviation.

        The Operating Agreement obligates RC Aviation to distribute ninety percent (90%) of the Common Stock to the Investors on a pro rata basis as soon as practicable following the date upon which the plan of reorganization of Hawaiian Airlines, Inc. in connection with such entity’s bankruptcy proceedings shall have become effective and final (and all conditions subsequent thereto have been satisfied); provided, however, that each such Investor shall at that time execute an irrevocable proxy with respect to such Common Stock in favor of RC Aviation or otherwise agree to vote such Common Stock as directed by RC Aviation such that RC Aviation shall retain voting control over such Common Stock for so long as such Investor holds such Common Stock.

        In addition, RC Aviation and each Investor have executed a Stockholders Agreement (the “RC Aviation Stockholders Agreement”) which provides that in the event RC Aviation agrees to sell all, but not less than all, of the Common Stock then held by it to an unaffiliated third party, it may require each Investor to sell all, but not less than all, of the Common Stock received by such investor through the distribution described in the preceding paragraph and which is still then held by such Investor in such transaction. Further, the RC Aviation Stockholders Agreement provides that if RC Aviation agrees to sell all, but not less than all, of the Common Stock then held by it to an unaffiliated third party, then each Investor who then holds Common Stock shall have the right to participate in such sale up to such Investor’s pro rata portion of Common Stock.

        Upon the sale or transfer of Common Stock by RC Aviation or any Investor to any unaffiliated third party, the rights and obligations with respect to such Common Stock as set forth in the Operating Agreement and the RC Aviation Stockholders Agreement shall no longer have any force or effect.

Item 4.     Purpose of the Transaction.

        The Company is a holding company that conducts its operations through its wholly-owned subsidiary, Hawaiian Airlines, Inc. (the “Subsidiary”). The Subsidiary filed for bankruptcy in the United States Bankruptcy Court for the District of Hawaii on March 21, 2003 (the “Bankruptcy Proceeding”).

        RC Aviation LLC is a Delaware LLC recently formed for the purpose of acquiring a substantial equity interest in the Company in order to obtain the opportunity to profit from an investment in the Company and the Subsidiary and to have a significant influence on the plan of reorganization in the Bankruptcy Proceeding and on the direction and management of the Company and the Subsidiary after confirmation of a plan of reorganization in the Bankruptcy Proceeding.

        The Operating Agreement obligates RC Aviation to distribute ninety percent (90%) of the Common Stock to the Investors on a pro rata basis as soon as practicable following the date upon which the plan of reorganization in the Bankruptcy Proceeding shall have become effective and final (and all conditions subsequent thereto have been satisfied); provided, however, that each such Investor shall at that time execute an irrevocable proxy with respect to such Common Stock in favor of RC Aviation or otherwise agree to vote such Common Stock as directed by RC Aviation such that RC Aviation shall retain voting control over such Common Stock for so long as such Investor holds such Common Stock.

Schedule 13D

        In addition, the Company’s board of directors currently consists of four members. RC Aviation intends to effect a change in the composition of the Company’s board of directors such that the Company’s board of directors will be comprised of three members, two of whom will be nominated by RC Aviation and one of whom will be a director currently serving on the Company’s board of directors.

        In an effort to protect RC Aviation’s investment, as well as to maximize Investor value, the Reporting Persons may acquire additional shares of the Company’s capital stock, or dispose of all or some of these shares of capital stock from time to time, including without limitation the Common Stock, in each case in open market transactions, block sales or purchases, negotiated transactions or otherwise, or RC Aviation may continue to hold any such shares of capital stock, including, without limitation, the Common Stock, depending on business and market conditions, its continuing evaluation of the business and prospects of the Company and the Subsidiary and other factors.

        Other than as set forth above in this Item 4, no Reporting Persons has any existing plan or proposal which relates to or would result in any of the matters enumerated in clauses (a) through (j), inclusive of Item 4 of Schedule 13D.

        However, the Reporting Persons may in the future engage in and may plan for their engagement in:

        (a)   the acquisition by any person of additional securities of the Company or the disposition of securities of the Company;

        (b)   an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

        (c)   a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

        (d)   any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e)   any material change in the present capitalization or dividend policy of the Company;

        (f)   any other material change in the Company’s business or corporate structure;

        (g)   changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person;

Schedule 13D

        (h)   causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i)   a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

        (j)   any action similar to any of those enumerated above.

        Any future decision of the Reporting Persons to take any such actions with respect to the Company or the Subsidiary or their respective securities will take into account various factors, including the prospects of the Company and Subsidiary, general market and economic conditions and other factors deemed relevant.

Item 5.     Interest in Securities of the Issuer.

        (a)   As of the date hereof, RC Aviation could be deemed the beneficial holder of 14,159,403 shares of Common Stock of the Company, constituting 47.6% of the outstanding common stock of the Company based on 29,750,165 shares of common stock of the Company outstanding as of June 11, 2004, including the 14,159,403 shares of Common Stock to which this Schedule 13D relates. In addition, as of the date hereof, RC Aviation could be deemed the beneficial owner of 4 shares of Class A Preferred Stock of the Company, constituting 100% of Class A Preferred Stock outstanding as of June 11, 2004.

        As of the date hereof, RC Management could be deemed the beneficial holder of 14,159,403 shares of Common Stock of the Company, constituting 47.6% of the common stock of the Company based on 29,750,165 shares of common stock of the Company outstanding as of June 11, 2004, including the 14,159,403 shares of Common Stock to which this Schedule 13D relates. In addition, as of the date hereof, RC Management could be deemed the beneficial owner of 4 shares of Class A Preferred Stock of the Company, constituting 100% of Class A Preferred Stock outstanding as of June 11, 2004.

        As of the date hereof, Hershfield could be deemed the beneficial holder of 14,199,403 shares of Common Stock of the Company, constituting 47.7% of common stock of the Company based on 29,750,165 shares of common stock of the Company outstanding as of June 11, 2004, including the 14,199,403 shares of Common Stock to which this Schedule 13D relates. In addition, as of the date hereof, Hershfield could be deemed the beneficial owner of 4 shares of Class A Preferred Stock of the Company, constituting 100% of Class A Preferred Stock outstanding as of June 11, 2004.

        (b)   Each of the Reporting Persons has the sole power to vote or direct the vote of 14,159,403 shares of Common Stock of the Company and 4 shares of Class A Preferred Stock of the Company, except that Hershfield also has the sole power to vote an additional 40,000 shares of Common Stock held directly in his capacity as an individual.

Schedule 13D

        Each of the Reporting Persons has the sole power to dispose or direct the disposition of 10,000,000 shares of Common Stock of the Company and shared power to dispose or direct the disposition of 4,159,403 shares of Common Stock of the Company, except that Hershfield also has the sole power to dispose or direct the disposition of an additional 40,000 shares of Common Stock that are held directly in his capacity as an individual.

        (c)   There were no transactions in the Common Stock or Preferred Stock by the Reporting Persons during the prior 60 days, other than the transactions described herein.

        (d)   As of the date hereof, AIP, LLC (“AIP”) retains the right to receive any dividends declared on 4,159,403 shares of Common Stock of the Company and 4 shares of Class A Preferred Stock of the Company or the proceeds from the sale of any of the shares set forth in this subsection (d).

        (e)   Not applicable.

        The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, the beneficial owner of any of the Common Stock or Preferred Stock referred to herein other than shares directly held in the name of such Reporting Person. As such, RC Management and Hershfield each specifically disclaim beneficial ownership in the Common Stock and Preferred Stock reported herein, except to the extent that each may have a direct pecuniary interest in such Common Stock or Preferred Stock.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        On June 11, 2004, RC Aviation entered into a Stock Purchase Agreement that provided for the purchase and sale of 10,000,000 shares of Common Stock from AIP to RC Aviation.

        In addition, on June 11, 2004, AIP and RC Aviation entered into a Stockholders Agreement (the “AIP Stockholders Agreement”). Pursuant to the AIP Stockholders Agreement, AIP has agreed to vote any equity securities then held by AIP in favor of any nominee to the Company’s board of directors made by RC Aviation and to otherwise vote such equity securities at the direction of RC Aviation. As of the date hereof, AIP holds 4,159,403 shares of Common Stock and 4 shares of Class A Preferred Stock.

        The AIP Stockholders Agreement also provides that if AIP intends to sell or otherwise transfer any equity security of the Company then held by it, it shall give RC Aviation the right of first offer with respect to such equity securities. In addition, if AIP receives an offer from any third party to purchase any equity securities then held by AIP, the AIP Stockholders Agreement provides that RC Aviation shall have a right of first refusal with respect to such shares of equity securities. In addition, in the event RC Aviation agrees to sell all, or substantially all of the Common Stock then held by it to an unaffiliated third party, it may require AIP to sell all, but not less than all, of the common stock then held by AIP in such transaction. Further, the AIP Stockholders Agreement provides that if RC Aviation agrees to sell Common Stock then held by it to an unaffiliated third party and does not exercise its rights described in the preceding sentence, then AIP shall have the right to participate in such sale up to AIP’s pro rata portion of the Common Stock to be sold in such transaction. In addition, the AIP Stockholders Agreement requires AIP to support any plan of reorganization of Hawaiian Airlines, Inc. in such debtor’s Chapter 11 proceedings proposed by RC Aviation and not to take any action to oppose or interfere with confirmation of any such plan.

Schedule 13D

        On June 11, 2004, the Operating Agreement was entered into and the following Investors contributed an aggregate of $42,000,000 to the working capital of RC Aviation: QVT Fund LP; Whitebox Convertible Arbitrage Partners, LP; Whitebox Hedged High Yield Partners, LP; Pandora Select Partners, LP; Whitebox Intermarket Partners, LP; Guggenheim Portfolio Co. XXXI, LLC; River Run Senior Income Fund, LLC; Litespeed Master Fund, LPD; Watershed Capital Partners, L.P.; Watershed Capital Institutional Partners, LP; Watershed Capital Partners (Offshore), Ltd.; Greenwich International Ltd.; Sagamore Hill Hub Fund Limited; Lonestar Partners, L.P.; Triage Capital Management, L.P.; and Gryphon Master Fund, L.P.

        Pursuant to the Operating Agreement, RC Management is vested with exclusive right and authority to manage and control the business of RC Aviation, subject to member approval of certain major transactions. The Operating Agreement provides that RC Management may only be removed as the managing member of RC Aviation for fraud, willful neglect, or gross or reckless misconduct which, in each case, causes material harm to RC Aviation.

        The Operating Agreement obligates RC Aviation to distribute ninety percent (90%) of the Common Stock to the Investors on a pro rata basis as soon as practicable following the date upon which the plan of reorganization of Hawaiian Airlines, Inc. in connection with such entity’s bankruptcy proceedings shall have become effective and final (and all conditions subsequent thereto have been satisfied); provided, however, that each such Investor shall at that time execute an irrevocable proxy with respect to such Common Stock in favor of RC Aviation or otherwise agree to vote such Common Stock as directed by RC Aviation such that RC Aviation shall retain voting control over such Common Stock for so long as such Investor holds such Common Stock.

        In addition, on June 11, 2004 the RC Aviation Stockholders Agreement was entered into among RC Aviation and the Investors, which provides that in the event RC Aviation agrees to sell all, but not less than all, of the Common Stock then held by it to an unaffiliated third party, it may require each Investor to sell all, but not less than all, of the Common Stock then held by such Investor in such transaction. Further, the Stockholders Agreement provides that if RC Aviation agrees to sell all, but not less than all, of the Common Stock then held by it to an unaffiliated third party, then each Investor who then holds Common Stock shall have the right to participate in such sale up to such Investors pro rata portion of Common Stock.

        Upon the sale or transfer of Shares by RC Aviation or any Investor to any unaffiliated third party, the rights and obligations with respect to such Common Stock as set forth in the Operating Agreement and Stockholders Agreement shall no longer have any force or effect.

Item 7.     Material to be Filed as Exhibits.

Exhibit 1: Joint Filing Statement.

Exhibit 2: Stock Purchase Agreement, dated June 11, 2004.

Exhibit 3: AIP Stockholders Agreement, dated June 11, 2004.

Exhibit 4: RC Aviation Stockholders Agreement, dated June 11, 2004.

Schedule 13D

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2004	RC Aviation LLC
By: /s/ Lawrence S. Hershfield
Lawrence S. Hershfield
Managing Member of RC Aviation LLC
RC Aviation Management LLC
By: /s/ Lawrence S. Hershfield
Lawrence S. Hershfield
Managing Member
/s/ Lawrence S. Hershfield
Lawrence S. Hershfield

Schedule 13D

Exhibit 1

Joint Acquisition Statement Pursuant to Section 240.13d1(k)

Joint Acquisition Statement
Pursuant to Section 240.13d1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing on such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Date: June 21, 2004	RC Aviation LLC
By: /s/ Lawrence S. Hershfield
Lawrence S. Hershfield
Managing Member of RC Aviation LLC
RC Aviation Management LLC
By: /s/ Lawrence S. Hershfield
Lawrence S. Hershfield
Managing Member
/s/ Lawrence S. Hershfield
Lawrence S. Hershfield

Schedule 13D

Exhibit 2

STOCK PURCHASE AGREEMENT

by and between

AIP, LLC

and

RC Aviation LLC

June 11, 2004

-i-

5.2	Authorization	9
5.3	No Violation	9
5.4	Governmental Consents	9
5.5	Litigation	9
5.6	Brokerage	10
5.7	Investment Representation	10
5.8	Availability of Funds	10
5.9	Part 121 Certificate	10
5.10	Knowledge of Appointment of Trustee for HAL	10
5.11	U.S. Resident	10
ARTICLE 6	COVENANTS OF SELLER	11
6.1	Inspection	11
6.2	Board Transition	11
ARTICLE 7	COVENANTS OF BUYER	11
7.1	Inspection	11
ARTICLE 8	ADDITIONAL AGREEMENTS	12
8.1	Survival of Representations and Warranties	12
8.2	Indemnification	12
8.3	Acknowledgment By Buyer	15
8.4	Further Assurances	15
ARTICLE 9	DEFINITIONS	16
9.1	Definitions	16
9.2	Cross-Reference of Other Definitions	19
ARTICLE 10	MISCELLANEOUS	20
10.1	Press Releases and Communications	20
10.2	Expenses; Transfer Taxes	20
10.3	Notices	20
10.4	Assignment	21
10.5	Severability	21
10.6	No Strict Construction	22
10.7	Amendment and Waiver	22
10.8	Complete Agreement	22

-ii-

10.9	Counterparts	22
10.10	Governing Law	22
10.11	Submission to Jurisdiction	22
10.12	Descriptive Headings; Interpretation	23
10.13	Construction of Certain Terms and Phrases	23
10.14	No Third Party Beneficiaries	23
10.15	Delivery by Facsimile	23

-iii-

INDEX OF EXHIBITS

Exhibit A     –
Exhibit B     –
Exhibit C     –

INDEX OF SCHEDULES

-i-

STOCK PURCHASE AGREEMENT

        THIS AGREEMENT (including all exhibits and schedules) (the “Agreement”) is made as of June 11, 2004, by and between RC Aviation LLC, a Delaware limited liability company (“Buyer”), and AIP, LLC a Delaware limited liability company (“Seller”). Unless otherwise provided, capitalized terms used herein are defined in Article 10 below.

        WHEREAS, Seller owns of record and beneficially 14,159,403 of the issued and outstanding common stock, par value, $.01, per share, of Hawaiian Holdings, Inc. (the “Company” or “HHI”) (the “Common Stock”), which, in turn, owns directly and indirectly all of the issued and outstanding capital stock of Hawaiian Airlines, Inc., a Hawaii corporation (“HAL”).

        WHEREAS, HAL is a debtor in a case (the “Bankruptcy Case”) filed in the United States Bankruptcy Court for the District of Hawaii (the “Bankruptcy Court”) (Case No. 03-00827) under Chapter 11 of Title 11 of the United States Code, 11 U.S.C. §§ 101, et seq. (the “Bankruptcy Code”) on March 21, 2003 (the “Chapter 11 Case”).

        WHEREAS, on May 30, 2003, the U. S. Trustee’s office with the approval of the Bankruptcy Court, selected an initial trustee to serve as the trustee in the Chapter 11 Case, who has since resigned and been replaced by a replacement trustee (the “Trustee”).

        WHEREAS, HHI has not filed, and has not had filed against it, a petition for reorganization, or any other form relief under the Bankruptcy Code, and, therefore, continues to operate outside of the jurisdiction of the Bankruptcy Court.

        WHEREAS, subject to the terms and conditions set forth herein, Buyer desires to acquire from Seller, Ten Million shares of the Common Stock (the “Acquired Stock”), owned of record and beneficially by Seller, which constitutes approximately 34 percent (34%) of the issued and outstanding Common Stock and Seller desires to sell to Buyer the Acquired Stock subject to the terms and conditions of this Agreement.

        NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1

PURCHASE AND SALE OF STOCK

        1.1     Purchase and Sale of Acquired Stock

        At the Closing, upon the terms and subject to the conditions set forth in this Agreement, Seller shall sell, assign, transfer and convey to Buyer, and Buyer shall purchase and acquire from Seller, all of Seller’s rights, title and interests in and to the Acquired Stock, free and clear of all Encumbrances with respect to title to the Acquired Stock.

        1.2     Purchase Price

        The aggregate purchase price for the Acquired Stock (the “Purchase Price”) is equal to Four Dollars and Fourteen Cents ($4.14) per share of Common Stock multiplied by the Ten Million (10,000,000) shares of Common Stock to be purchased which totals Forty One Million Four Hundred Thousand Dollars ($41,400,000)

        1.3     Manner of Payment of Purchase Price

        At the Closing, Buyer shall pay the Purchase Price by wire transfer of immediately available funds to Seller, made to such bank account or accounts as Seller shall specify by written notice to Buyer delivered in sufficient time to allow for the transfer to be so made in the ordinary course.

        1.4     Time and Place of Closing

        The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Smith Management LLC at 10:00 A.M. on the date this Agreement is executed and delivered by the parties hereto or on such other date as is mutually agreeable to Buyer and Seller. The date of the Closing is herein referred to as the “Closing Date.”

        1.5     Manner of Delivery of Shares

        At the Closing, Seller shall deliver to Buyer a certificate representing all of the Acquired Stock, duly endorsed for transfer or accompanied by duly executed stock powers with all requisite state and federal transfer stamps, if any, affixed thereto.

ARTICLE 2

CLOSING AND DELIVERIES

        2.1     Deliveries at Closing

        (a)    Seller Deliveries. At the Closing the Seller shall deliver or shall have previously delivered or otherwise made available to Buyer each of the following:

(i) a Certificate of the Seller’s counsel certifying as of the Closing Date (A) the operating agreement of the Seller and all amendments to date, (B) the duly and lawfully adopted resolutions of the Managing Member and Members of the Seller approving the transactions contemplated by this Agreement and the Exhibits hereto, and (C) incumbency matters, including specimen signatures;

(ii) a Certificate of the Company’s counsel certifying as of the Closing Date (A) the certificate of incorporation of the Company and all amendments to date, and (B) the bylaws of the Company, as amended to date;

2

(iii) the stock certificate representing the Acquired Stock, in each case duly endorsed for transfer or accompanied by duly executed assignment documents in accordance with Section 1.5 of this Agreement;

(iv) a copy of the certificate of incorporation of the Company certified as correct and complete as of a recent date by the Secretary of State of the State of Delaware;

(v) a certificate of the Secretary of State of the State of Delaware that the Company is in good standing;

(vi) a certificate of the Secretary of State of the State of Delaware that the Seller is in good standing;

(vii) a copy of the certificate of organization of the Seller certified as correct and complete as of a recent date by the Secretary of State of the State of Delaware;

        (viii)    resignations effective as of the Resignation Date from such Directors of the Company as Buyer shall have requested in writing and resolutions of the Company appointing or electing to the board of directors of the Company, effective upon the effectiveness of the resignations referenced above, of the nominees for such positions as Buyer shall have requested in writing;

        (ix)    an executed copy of the Stockholders Agreement relating to the Company by and between Buyer and Seller, of even date herewith; and

        (x)    copies of the Required Consents, if any.

        Buyer may waive any deliveries specified in this Section 2.1 if it executes a writing so stating.

        2.2     Buyer’s Deliveries

        At the Closing, Buyer shall deliver or shall have previously delivered or otherwise made available to Seller each of the following:

(i) a Certificate signed by the Managing Member of Buyer certifying as of the Closing Date (A) the Limited Liability Agreement of the Buyer and all amendments thereto (if any) as of the Closing Date, (B) the duly adopted resolutions of the Managing Member and Members of Buyer, and/or such other documentation evidencing any necessary approvals of the transactions contemplated by this Agreement and the Exhibits thereto, (C) that Buyer is an “accredited investor,” and (D) incumbency matters, including specimen signatures;

(ii) the Payment payable in accordance with Section 1.3 of this Agreement; and

3

(iii) an executed copy of the Stockholders Agreement relating to the Company by and between Buyer and Seller, of even date herewith.

        Seller may waive any condition specified in this Section 2.2 if Seller executes a writing so stating.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES CONCERNING SELLER

        Seller represents and warrants to Buyer that, except as set forth on the Schedules attached hereto:

        3.1     Organization

        Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, with full power and authority to enter into this Agreement and perform its obligations hereunder

        3.2     Authority

        Seller has all requisite corporate power and authority (a) to execute and deliver this Agreement and the other Acquisition Documents to which it is a party, and, (b) to perform its obligations hereunder (including, without limitation, all right, power, capacity and authority to sell, transfer and convey the Acquired Stock as provided by this Agreement, subject to applicable federal and state securities law restrictions). This Agreement constitutes a valid and binding obligation of Seller, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy laws, similar laws of debtor relief and general principles of equity.

        3.3     Ownership of Acquired Stock

        Seller holds of record and owns beneficially the Acquired Stock, free and clear of any restriction on transfer (other than any restriction under applicable federal and state securities laws) or any Encumbrances. Seller is not a party to (a) any option, warrant, purchase right or other Commitment (other than this Agreement) that could require Seller or, after the Closing, Buyer, to sell, transfer or otherwise dispose of any capital stock or other ownership interest of the Company or (b) any voting trust, proxy or other agreement or understanding with respect to the voting of any capital stock or other ownership interest of the Company, other than (1) that to be entered into on the Closing Date pursuant to the Stockholders Agreement, and (2) the Amended and Restated Stockholders Agreement dated as of August 29, 2002 among HHI, AIP, Inc., the Airline Pilots Association, Hawaiian Master Executive Council, the Association of Flight Attendants and the International Association of Machinists and Aerospace Workers.

        3.4     No Violations

4

        Neither the execution, delivery or performance of this Agreement by Seller nor the consummation by Seller of the transactions contemplated hereby will (a) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, or result in the creation of any Encumbrance upon any of the Acquired Stock under any of the terms, conditions or provisions of, (i) the governing instruments (if any) of Seller, (ii) any note, bond, mortgage, indenture, lease, license, Commitment, deed of trust, loan, or other agreement, instrument or obligation to which Seller is a party or by which Seller or any of its properties or assets may be bound, or (iii) any confidentiality agreement; (b) violate any Applicable Law; or (c) require on the part of Seller any filing or registration with, notification to, or authorization or consent of, any Governmental Authority; except for filings pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), if required. Schedule 3.4 lists all material Commitments to which Seller is a party or by or to which any of its assets is bound or subject that requires any third party consent in connection with the execution of this Agreement and the consummation of the transactions contemplated hereby.

        3.5     Brokerage

        There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any agreement made by or on behalf of Seller, except that Seller has an agreement to pay a fee to Imperial Capital LLC for facilitating the transactions contemplated by this Agreement. Seller is solely responsible for this fee payment to Imperial Capital LLC and shall indemnify Buyer against any successful claim for compensation in respect thereof or for any other successful claim for similar compensation by any other person.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES CONCERNING THE COMPANY AND HAL

        Seller represents and warrants to Buyer that except as set forth on the Schedules to this Agreement:

        4.1     Organization and Corporate Power

        The Company and AIP, Inc. is each a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation. The Company and AIP, Inc. has all requisite corporate power to own its properties and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such license or qualification necessary. Complete, current and correct copies of the certificate of incorporation and bylaws of the Company and AIP, Inc. have been made available to Buyer. Since July 31, 2003, the minute books (containing the records of meetings of the stockholders, the members, the board of directors, any committees of the board of directors, or the managers), the stock certificate books, and the stock record books of the Company are correct and complete in all material respects and the Company is not in default under or in violation of any provision of its charter or bylaws, except that the regular annual meeting of shareholders may not have been timely scheduled.

5

        4.2     Subsidiaries

        The only Subsidiaries of the Company are AIP, Inc. and HAL and the following information relating to such Subsidiaries is set forth in Schedule 4.2: (a) its name and jurisdiction of organization, (b) the number of shares of authorized capital stock of each class of its capital stock, and (c) the number of issued and outstanding shares of each class of its capital stock, the names of the holders thereof, and the number of shares held by each such holder. All of the issued and outstanding shares of capital stock of each such Subsidiary have been duly authorized and are validly issued, fully paid, and non-assessable. Except as set forth in Schedule 4.2, the Company or one or more of its Subsidiaries holds of record and owns beneficially all of the outstanding shares of AIP, Inc. and HAL. To Seller’s Knowledge, neither the Company nor any of its Subsidiaries owns or has any right to acquire, directly or indirectly, any outstanding capital stock of, or other equity interests in, any Person. There are no outstanding rights, subscriptions, warrants, options, conversion rights or other agreements to purchase or otherwise acquire any capital or other equity securities (“Equity Rights”) relating to any Subsidiary of the Company except for any such Equity Rights granted by HAL or any Subsidiary of HAL after the Trustee was appointed. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to each Subsidiary of the Company except for (i) any such rights granted after the Trustee was appointed and (ii) the profit sharing plan granted to HAL’s employees. Notwithstanding anything else contained herein, Seller is not representing whether: (a) HAL owns any interest in any other entity which interest was acquired after the appointment of the Trustee; or (b) any of the foregoing representations is true with respect to any entity in which HAL has acquired any such interest after the Trustee was appointed.

        4.3     Authorization; No Breach

        Except as set forth in Schedule 4.3, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (a) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any Governmental Authority to which the Company or AIP, Inc. is subject or any material provision of the charter or bylaws of the Company or AIP, Inc., or (b) conflict with, result in a material breach of, constitute a material default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any material Commitment to which the Company and AIP, Inc. is a party or by which it is bound or to which any of its assets are subject (or result in the imposition of any Encumbrance upon any of its assets).

        4.4     Litigation

        To the Seller’s Knowledge: (a) except as disclosed in Schedule 4.4, there are no actions, suits or proceedings pending or threatened against the Company, AIP, Inc., or their respective officers, directors, agents, employees, or indemnified Persons, at law or in equity, or before or by any Governmental Authority or arbitration authority except as would not be reasonably expected to result in a Material Adverse Effect and neither the Company nor AIP, Inc. is a party or subject to or in default under the order of any Governmental Authority, (b) Schedule 4.4 also lists and briefly describes all material Actions involving or relating to the Company and AIP, Inc. that have been settled or adjudicated since January 1, 2002 for which the Company has submitted a claim to any insurer, and (c) Schedule 4.4 lists and briefly describes all material Actions involving or relating to the Company and AIP, Inc. that have been settled or adjudicated since January 1, 2002 for which the Company has not submitted a claim to an insurer.

6

        4.5     Brokerage

        There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of any of the Company.

        4.6     Consents

        Except for any consent described in Schedule 4.6, no permit, consent, approval or authorization of, or declaration to or filing with, any Governmental Authority is required in connection with any of the execution, delivery or performance of this Agreement by the Seller or the consummation of the Seller of any other transaction contemplated hereby, except for any consent, permit, approval, authorization or filing, the absence of which would not have a Material Adverse Effect. The Seller will cooperate with the Buyer in seeking any permit, consent, approval or authorization of, or declaration to or filing with, any Governmental Authority that is required in connection with any of the execution, delivery or performance of this Agreement and will jointly advance to the Company sufficient cash to enable the Company to pay the costs in connection therewith, which advances will be repaid as soon as possible after the Effective Date.

        4.7     Related Party Transactions

        No member of the Seller or officer or director of such a member, or any officer or director of the Company, or any entity controlled by any such officer, director, or member of the Company or the Seller (a) owns, directly or indirectly, any material interest in any Person (other than the Company, its Subsidiaries, Seller or any of their respective Affiliates) that is or was engaged in business as a competitor, lessor, lessee, customer, or supplier of the Company or its Subsidiaries (it being agreed that the ownership of not more than 5% of any class of outstanding stock of any publicly traded corporation shall not be deemed material for the purposes of this Section 4.28) or (b) owns, in whole or in part, any material tangible or intangible property that the Company or its Subsidiaries use in the conduct of their business. Notwithstanding the foregoing, the parties acknowledge and agree that the Services Agreement dated as of October 14, 2003 between Smith Management LLC and the Company will terminate on the Closing Date and Smith Management LLC will thereafter cooperate in the orderly transition of the services it has been providing thereunder.

        4.8     Securities Reports

        While the Seller has not prepared or participated in the preparation of the Trustee’s monthly operating reports filed with the Bankruptcy Court, the Seller has reviewed such reports and nothing has come to its attention with respect to the contents thereof that causes the Seller to believe that the information contained therein is untrue, incorrect or false or misleading in any material respect.

7

        4.9     No Material Misstatements or Omissions

        Seller does not have any Knowledge of any fact or circumstance related to the Company that would, as of the date hereof, require the Company to file a Form 8-K as required by Rule 13a-11 or Rule 15d-11 of the Exchange Act, or as otherwise deemed necessary or appropriate by the Company in accordance with Item 5 of Form 8-K. As of the date hereof, the Seller does not have any information relating to the Company and/or any of its Subsidiaries that would have a Material Adverse Effect and that has not been described in the Company’s filings with the SEC, or otherwise disclosed to Buyer in connection with the transactions contemplated hereby.

        4.10     Total Indebtedness.

        The total outstanding Indebtedness of the Company accrued or due and payable as of the date of this Agreement, is not greater than $5,000,000. Schedule 4.10 sets forth a list of the Company’s principal creditors and estimate of amount owed to such creditors as of the date hereof.

        4.11     Projections

        Seller has delivered to Buyer certain financial projections prepared by Kroll Zolfo Cooper with respect to anticipated future financial performance of HAL and the Company which are attached as Schedule 4.11 to this Agreement (the “Projections”). While (i) the Projections are subject to changing circumstances and uncertainty and reflect numerous assumptions of management concerning the anticipated future performance of HAL and the Company; (ii) the assumptions underlying the projections may or may not prove to be correct; (iii) actual results may vary materially from those set forth in the Projections; and (iv) the Projections do not represent a promise as to future results, Seller has reviewed the Projections, is relying on the Projections in making its own business judgments with respect to the anticipated future financial performance of the Company and HAL, and Seller believes that the underlying assumptions and the anticipated financial results are reasonable under the circumstances.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES CONCERNING BUYER

        Buyer represents and warrants to Seller that:

        5.1     Organization and Power

        Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, with full power and authority to enter into this Agreement and perform its obligations hereunder.

8

        5.2     Authorization

        Buyer has all requisite corporate power and authority (a) to execute and deliver this Agreement and the other Acquisition Documents to which it is a party, and, (b) to perform its obligations hereunder. This Agreement constitutes a valid and binding obligation of Buyer, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy laws, similar laws of debtor relief and general principles of equity.

        5.3     No Violation

        Neither the execution, delivery or performance of this Agreement by Buyer nor the consummation by Buyer of the transactions contemplated hereby will (a) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, or result in the creation of any Encumbrance upon any of the Acquired Stock under any of the terms, conditions or provisions of, (i) the governing instruments (if any) of Buyer, (ii) any note, bond, mortgage, indenture, lease, license, Commitment, deed of trust, loan, or other agreement, instrument or obligation to which Buyer is a party or by which Buyer or any of its properties or assets may be bound, or (iii) any confidentiality agreement; (b) violate any Applicable Law; or (c) require on the part of Buyer any filing or registration with, notification to, or authorization or consent of, any Governmental Authority; except for filings pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), if required. Section 3.4 of the Disclosure Letter lists all material Commitments to which Buyer is a party or by or to which any of its assets is bound or subject that requires any third party consent in connection with the execution of this Agreement and the consummation of the transactions contemplated hereby.

        5.4     Governmental Consents

        Except for any consent described in Schedule 4.6, no permit, consent, approval or authorization of, or declaration to or filing with, any Governmental Authority is required in connection with any of the execution, delivery or performance of this Agreement by the Buyer or the consummation of the Buyer of any other transaction contemplated hereby, except for any consent, permit, approval, authorization or filing, the absence of which would not have a Material Adverse Effect. The Buyer will cooperate with the Seller in seeking any permit, consent, approval or authorization of, or declaration to or filing with, any Governmental Authority that is required in connection with any of the execution, delivery or performance of this Agreement and will jointly advance to the Company sufficient cash to enable the Company to pay the costs in connection therewith, which advances will be repaid as soon as possible after the Effective Date.

        5.5     Litigation

        There are no actions, suits or proceedings pending or, to Buyer’s knowledge, threatened against or affecting Buyer, at law or in equity, or before or by any federal, state, municipal or other Governmental Authority which would adversely affect the ability of Buyer to enter into this Agreement or perform its obligations hereunder or to consummate the transactions contemplated hereby.

9

        5.6     Brokerage

        There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of Buyer.

        5.7     Investment Representation

        Buyer is an “accredited investor” (as defined in Rule 501(a)(8) under the Securities Act) and is acquiring the Acquired Stock hereunder for its own account. Buyer is purchasing the Acquired Stock for investment purposes and not with a view to offer or sale thereof in connection with any public distribution or in any other manner that would violate the Securities Act or the securities or blue sky laws of any state or of any foreign jurisdiction or require registration thereunder. Buyer will not offer or sell or otherwise dispose of any of the Acquired Stock so purchased in violation of the Securities Act or the Exchange Act. Buyer understands that the Acquired Stock is being offered and sold in reliance upon specific exemptions from the registration requirements of federal and state securities laws and that the Seller is relying upon the truth and accuracy of the representations and warranties of the Buyer set forth herein in order to determine the availability of such exemptions.

        5.8     Availability of Funds

        Buyer has sufficient funds available on hand to enable Buyer to consummate the transactions contemplated hereby and to permit Buyer to timely perform all of its obligations under this Agreement.

        5.9     Part 121 Certificate

        Neither Buyer nor any of its members has been denied a Part 121 certificate by the Department of Transportation.

        5.10     Knowledge of Appointment of Trustee for HAL

        Buyer acknowledges that Seller has not been involved in the management of HAL since the Trustee was appointed and that Seller’s Knowledge of HAL’s business, operations, assets, liabilities, financial condition or results of operation is necessarily limited. Certain of the representations set forth in Article IV hereof are limited to the Seller’s Knowledge and, therefore, may be effected by the limitation on the information received from the Trustee.

        5.11     U.S. Resident

        Buyer and its managing member are formed under the laws of the State of Delaware, in the United States and are citizens of the United States within the meaning of 49 U.S.C. 40102(a)(15)(C).

10

ARTICLE 6

COVENANTS OF SELLER

        6.1     Inspection

        For a period of five (5) years from and after the Closing Date, Seller shall not permit the disposition of, destruction or abandonment any of the books and records in its possession or control or the possession or control of its managing members or its professionals with respect to the Company and its Subsidiaries, relating to periods prior to the Closing without first offering to turn over possession thereof to Buyer by written notice at least thirty (30) days prior to the proposed date of such disposition, destruction or abandonment. Following such notice, Buyer shall have thirty (30) days to notify Seller in writing that it desires to take possession of such books and records and shall arrange, at its sole cost and expense, to take possession thereof as promptly as is reasonably practicable thereafter.

        6.2     Board Transition

        Seller shall cause (a) the directors that Seller designated to the board of directors of the Company and AIP, Inc. to resign effective on the Resignation Date, and (b) to be appointed to the board those individuals identified in Schedule 6.2 attached hereto and incorporated herein by this reference as the sole members of the board of directors of the Company and AIP, Inc. effective on the Resignation Date. Seller and Buyer shall cooperate to cause the Company and AIP, Inc. to take all steps reasonably necessary or appropriate to comply with 14(f) of the Exchange Act in connection with this transition and will jointly advance to the Company sufficient cash to enable the Company to pay the costs in connection therewith, which advances will be repaid as soon as possible after the Effective Date.

ARTICLE 7

COVENANTS OF BUYER

        7.1     Inspection

        From and after the Closing Date for a period of five (5) years, Buyer will make the books and records in its possession or control or the possession or control of its managing members or its professionals with respect to the Company and its Subsidiaries available for inspection by Seller, or by its duly accredited representatives, for reasonable business purposes at all reasonable times and upon reasonable notice, with respect to all transactions of the Company and the Subsidiaries occurring prior to or relating to the Closing, and the historical financial condition, assets, liabilities, operations and cash flows of the Company and its Subsidiaries. As used in this Section 7.1, the right of inspection includes the right to make extracts or copies.

11

ARTICLE 8

ADDITIONAL AGREEMENTS

        8.1     Survival of Representations and Warranties

        The representations, warranties, covenants and obligations of Seller and Buyer contained in the Acquisition Documents shall survive the Closing (and none shall merge into any instrument of conveyance), regardless of any investigation or lack of investigation by any of the parties to this Agreement.

        8.2     Indemnification

        (a)    Indemnification by Seller. From and after the Closing, the Seller shall indemnify, save and hold harmless Buyer and each of its Representatives and each of their successors and assigns (collectively, the “Buyer Indemnified Parties”) from and against any and all Damages (net of any insurance proceeds received by the Buyer Indemnified Parties) arising out of, resulting from or incident to:

(i) any inaccuracy in or breach of any representation or warranty made by Seller in this Agreement or made and as of the Closing pursuant to the Officer’s Certificate to be delivered at Closing in accordance with Section 2.1 hereof;

(ii) any breach by Seller of, or any failure of Seller to comply with, any covenant or agreement by Seller contained in this Agreement.

        (b)    Limitations on Indemnification by Seller. Seller’s obligations pursuant to Section 8.2(a) are subject to the following limitations:

(i) the Buyer Indemnified Parties shall not be entitled to recover under Section 8.2(a), unless a claim has been asserted by written notice, specifying the details of the alleged misrepresentation or breach of warranty or covenant, delivered to Seller on or prior to the date which is twelve (12) months after the Closing Date;

(ii) the Buyer Indemnified Parties shall not be entitled to recover as the result of any breach of any representation or warranty by the Seller of which the Buyer had actual Knowledge at or prior to the Closing; and

(iii) the Seller’s maximum obligations under 8.2(a) shall in no event exceed $46,400,000.

        (c)    Indemnification by Buyer. From and after the Closing, Buyer shall indemnify, save and hold harmless Seller and each of its Representatives and each of their successors and assigns (the “Seller Indemnified Parties”) from and against and all Damages (net of any insurance proceeds received by the Seller Indemnified Parties) arising out of, resulting from or incident to:

12

(i) any inaccuracy in or breach of any representation or warranty made by Buyer in this Agreement or made and as of the Closing pursuant to the Officer’s Certificate to be delivered at Closing in accordance with Section 2.2 hereof; or

(ii) any breach by Buyer of, or any failure of Buyer to comply with any covenant or agreement by Buyer contained in this Agreement.

        (d)    Limitations on Indemnification by Buyer. Buyer’s obligations pursuant to Section 8.2(c) are subject to the following limitations:

(i) the Seller Indemnified Parties shall not be entitled to recover under Section 8.2(c), unless a claim has been asserted by written notice, specifying the details of the alleged misrepresentation or breach of warranty or covenant, delivered to the Buyer on or prior to the date which is twelve (12) months after the Closing Date;

(ii) the Seller Indemnified Parties shall not be entitled to recover as the result of any breach of any representation or warranty by the Buyer of which the Seller had actual Knowledge at or prior to the Closing; and

(iii) the Buyer’s maximum obligations under 8.2(c) shall in no event exceed $46,400,000.

        (e)    Indemnification Process. The party or parties hereto and their Representatives making a claim for indemnification under this Section 8.2 shall be, for the purposes of this Agreement, referred to as the “Indemnified Party” and the party or parties against whom such claims are asserted under this Section 8.2 shall be, for the purposes of this Agreement, referred to as the “Indemnifying Party.” All claims by any Indemnified Party under this Section 8.2 shall be asserted and resolved as follows:

(i) Notice of Claims. In the event that (A) any claim, demand or action is asserted or instituted by any Person other than the parties to this Agreement or which could give rise to Damages for which an Indemnifying Party could be liable to an Indemnified Party under this Agreement (such claim, demand or Proceeding, a “Third Party Claim”) or (B) any Indemnified Party under this Agreement shall have a claim to be indemnified by any Indemnifying Party under this Agreement which does not involve a Third Party Claim (such claim, a “Direct Claim” and, together with Third Party Claims, “Claims”), the Indemnified Party shall with reasonable promptness send to the Indemnifying Party a written notice specifying the nature of such Claim (a “Claim Notice”), provided that a delay in notifying the Indemnifying Party shall not relieve the Indemnifying Party of its obligations under this Agreement except to the extent that (and only to the extent that) the Indemnifying Party demonstrates such failure shall have caused the Damages for which the Indemnifying Party is obligated to be greater than such Damages would have been had the Indemnified Party given the Indemnifying Party timely notice.

13

(ii) Third Party Claims. In the event of a Third Party Claim, the Indemnifying Party shall be entitled to appoint counsel of the Indemnifying Party’s choice at the expense of the Indemnifying Party to represent the Indemnified Party and any others the Indemnifying Party may reasonably designate in connection with such claim, demand or Proceeding (in which case the Indemnifying Party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by any Indemnified Party except as set forth below); provided, that the Indemnifying Party shall accept the defense thereof and acknowledge without qualifications its indemnification obligations as provided in this Article 8 if such defense is unsuccessful; providedfurther, that such counsel is reasonably acceptable to the Indemnified Party, which approval shall not be unreasonably withheld or delayed. Notwithstanding an Indemnifying Party’s election to appoint counsel to represent an Indemnified Party in connection with a Third Party Claim, an Indemnified Party shall have the right to employ one separate counsel, and the Indemnifying Party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the Indemnifying Party is also party to such proceeding and the Indemnified Party determines in good faith and upon the advice of outside counsel that such joint representation would present a conflict of interest, (ii) the Indemnifying Party shall not have employed counsel to represent the Indemnified Party within a reasonable time (but no later than thirty (30) days) after notice of the institution of such Third Party Claim or (iii) if the Claim seeks injunctive relief which, if granted could materially and adversely affect the Indemnified Party. If requested by the Indemnifying Party, the Indemnified Party agrees to cooperate with the Indemnifying Party and its counsel in contesting any claim, demand or Proceeding which the Indemnifying Party defends, or, if appropriate and related to the claim, demand or Proceeding in question, in making any counterclaim against the person asserting the Third Party Claim, or any cross-complaint against any person. In the event the Indemnifying Party fails to assume the defense of such Claim within thirty (30) days after receipt of notice thereof, (i) the Indemnified Party against which such Claim has been asserted shall have the right to undertake the defense, compromise or settlement of such Claim on behalf of, at the expense of and for the account and risk of the Indemnifying Party, and (ii) the Indemnifying Party agrees to cooperate with the Indemnified Party in such defense and make available to the Indemnified Party, all witnesses, records, materials and Information in the Indemnifying Party’s possession or under the Indemnifying Party’s control relating thereto as may be reasonably requested by the Indemnified Party.

(iii) Settlement of Claims. Neither the Indemnifying Party nor the Indemnified Party shall, without the written consent of the other party (which consent shall not be unreasonably withheld), (A) settle or compromise any Claims or consent to the entry of any judgment which does not include as an unconditional term thereof the delivery by the claimant or plaintiff to the Indemnified Party or the Indemnifying Party, as applicable, of a written release from all liability in respect of such Claim of all Indemnified Parties affected by such Claim or (B) settle or compromise any Claim if the settlement imposes equitable remedies or material obligations on the Indemnified Party or the Indemnifying Party, as applicable, other than financial obligations for which such Indemnified Party or Indemnifying Party, as applicable, will be indemnified hereunder. No Claim which is being defended in good faith by the Indemnifying Party or the Indemnified Party, as applicable, in accordance with the terms of this Agreement shall be settled or compromised by the Indemnifying Party or the Indemnified Party, as applicable, without the written consent of the other party (which consent shall not be unreasonably withheld or delayed).

14

        (f)    Access. From and after the delivery of a Claim Notice under this Agreement, at the reasonable request of the Indemnifying Party, each Indemnified Party shall grant the Indemnifying Party and its Representatives all reasonable access to the books, records and properties of such Indemnified Party to the extent reasonably related to the matters to which the Claim Notice relates. All such access shall be granted during normal business hours and shall be granted under conditions that will not unreasonably interfere with the business and operations of such Indemnified Party. The Indemnifying Party will not, and shall require that its Representatives do not, use (except in connection with such Claim Notice) or disclose to any third person other than the Indemnifying Party’s Representatives (except as may be required by Applicable Law) any Information obtained pursuant to this Section 8.2(f) which is designated as confidential by an Indemnified Party.

        8.3     Acknowledgment By Buyer

        IN MAKING ITS DETERMINATION TO PROCEED WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, BUYER HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION AND THE REPRESENTATIONS AND WARRANTIES OF THE SELLER EXPRESSLY AND SPECIFICALLY SET FORTH IN THIS AGREEMENT, INCLUDING THE SCHEDULES AND EXHIBITS. SUCH REPRESENTATIONS AND WARRANTIES BY THE SELLER CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF THE SELLER TO BUYER IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND BUYER UNDERSTANDS, ACKNOWLEDGES AND AGREES THAT SELLER MAKES NO OTHER REPRESENTATIONS AND WARRANTIES OF ANY KIND OR NATURE EXPRESSED OR IMPLIED (INCLUDING, BUT NOT LIMITED TO, ANY RELATING TO THE FUTURE OR HISTORICAL FINANCIAL CONDITION, RESULTS OF OPERATIONS, ASSETS OR LIABILITIES OF THE COMPANY), ALL OF WHICH ARE SPECIFICALLY DISCLAIMED BY THE SELLER.

        8.4     Further Assurances

        From time to time, as and when reasonably requested by any party hereto consistent with the terms and conditions of this Agreement, the other party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as such other party may reasonably deem necessary or desirable to evidence and effectuate the transactions contemplated by this Agreement.

15

ARTICLE 9

DEFINITIONS

        9.1     Definitions

        For purposes hereof, the following terms when used herein shall have the respective meanings set forth below:

        “Acquisition Documents” means, collectively, this Agreement, the Stockholders Agreement, the Registration Rights Agreement and all agreements, instruments, certificates and other documents executed and delivered in connection herewith or contemplated hereby.

        “Action” means any action, suit, counterclaim, cross-claim, appeal, arbitration or mediation for any relief against a party hereunder or any of its, successors or assigns, declaratory or otherwise, to enforce the terms of this Agreement or to declare rights under this Agreement

        “Affiliate” has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act of 1934, as amended.

        “Applicable Law” means any Law or other legally enforceable obligation imposed by a Governmental Authority in the applicable jurisdiction

        “Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in the City of New York.

        “Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

        “Damages” means all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, reasonable amounts paid in settlement, liabilities, obligations, taxes, liens, losses, expenses, and fees, including court costs and reasonable attorneys’ fees and expenses.

        “Encumbrances” means all options, proxies, voting trusts, voting agreements, judgments, pledges, charges, escrows, rights of first refusal or first offer, mortgages, indentures, claims, transfer restrictions, liens, equities, security interests and other encumbrances of every kind and nature whatsoever, whether arising by agreement, operation of law or otherwise.

        “GAAP”means United States generally accepted accounting principles and practices as in effect from time to time.

        “Governmental Authority” means any nation or government, any state, municipality, or other political subdivision thereof and any entity, body, agency, commission, department, board, bureau or court, whether domestic, foreign, or multinational, exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any executive official thereof.

16

        “Indebtedness” means, without duplication, (i) the principal of and interest accrued on (A) indebtedness for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments; (ii) all obligations issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations under any title retention agreement (but excluding trade accounts payable arising in the Ordinary Course of Business); (iii) all obligations for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (i) and (ii) above) entered into in the Ordinary Course of Business to the extent such letters of credit are not drawn upon); (iv) all obligations to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of the Company or any of its Subsidiaries under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP; provided, however, that such obligations shall not include any lease (x) that qualifies as a “synthetic lease,” (y) that is treated as a lease for purposes of the Code or (z) the lessor under which is treated as the owner of the assets subject to the lease for purposes of the Code; (v) all obligations of the type referred to in this definition of Indebtedness of other Persons for which the Company or any of its Subsidiaries is responsible or liable as obligor, guarantor, or otherwise; (vi) all obligations of the type referred to in this definition of Indebtedness of other Persons secured by any Encumbrance on any property or asset of the Company or any of its Subsidiaries (whether or not such obligation is assumed by the Company or its Subsidiaries); and (vii) all penalty payments, premiums, charges, yield maintenance amounts and other expenses relating to the prepayment of any obligations of the types referred to in this definition of Indebtedness (assuming such prepayment occurs immediately prior to the Closing on the Closing Date); in all cases as measured as of the close of business on the day immediately preceding the Closing Date.

        “Information” means all information pertaining to the Company, HAL or the value of the Common Stock, communicated orally or in writing (via whatsoever media, including, without limitation, electronic media) their respective businesses, operations, actual, threatened, potential, proposed or existing claims or litigation or holdings, including, without limitation, all information relating to financial performance (including but not limited to information concerning costs, profits, revenues, margins, and other marketing, sales, and business information, whether actual, estimated, or forecasted), product information, evaluations, studies, data, plans, programs, suppliers, customers, plants, equipment, and other assets, products, processes, techniques, manufacturing, marketing, research and development, know-how, and technology, as well as all analyses, compilations, studies and other documents referring to or based upon such information.

        “Knowledge” means: (a) with respect to the Seller the actual knowledge of John W. Adams, Randall D. Smith or Thomas X. Fritsch; and (b) with respect to the Buyer the actual knowledge of Lawrence Hershfield or Randy Jenson.

        “Law” means any statute, law, ordinance, regulation, decision or rule of any Governmental Authority, whether foreign, federal, state, municipal, local or otherwise.

17

        “Liabilities” means any and all direct or indirect liability, indebtedness, obligation, commitment, expense, loss, claim, damages, deficiency, guaranty or endorsement of or by any Person of any type, whether accrued, absolute, contingent, matured, unmatured, liquidated, unliquidated, known or unknown or otherwise.

        “Material Adverse Effect” means a material adverse effect on the business, operations (including results of operation), assets, liabilities, financial condition or results of operations of either the Seller or Company or HAL, taken separately or as a whole, or the consummation of the transactions contemplated hereby, but shall exclude any change, effect or circumstance resulting or arising from: (i) any change in general economic conditions in the industries or markets in which the Seller, the Company or HAL operates; (ii) any change that is generally applicable to the industries or markets in which the Seller, the Company or HAL operates; (iii) the entry into or announcement of this Agreement and/or the consummation of the transactions contemplated hereby; or (iv) any omission to act or action taken with the consent of the Buyer (including, without limitation, those omissions to act or actions taken which are permitted by this Agreement).

        “Officer’s Certificate” means a certificate delivered by a corporation’s or limited liability company’s president or its chief financial officer, stating that the officer signing such certificate has made or has caused to be made such investigations as are reasonably necessary in order to permit him to verify the accuracy of the information set forth in such certificate.

        “Ordinary Course of Business” means the ordinary course of business of the Company and its Subsidiaries consistent with past custom and practice.

        “Permit” means any license, permit, variance, consent, authorization, waiver, grant, franchise, concession, exemption, order, registration and approval of any Governmental Authority or other Person necessary for the ownership, leasing, operation, occupancy and use of any property and asset or the conduct of any business.

        “Person” means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a Governmental Authority or any department, agency or political subdivision thereof.

        “Regulation” means the Treasury Regulations (including temporary regulations) promulgated by the United States Department of Treasury with respect to the Code or other federal Tax statutes.

        “Resignation Date” means the first date on which the resignations of the directors can be effective and satisfy the requirements of Section 14(f) of the Exchange Act, on which date that new directors designated by the Buyer pursuant to Article 6.2 shall take office.

        “Representatives” shall mean any officer, director, member, shareholder, principal, attorney, agent, employee, banker, accountant, consultant or other representative.

        “Required Consents” shall mean those consents, if any, listed in Exhibit “B” that may be required in order to allow the Seller to transfer title to the Acquired Stock to Buyer free and clear of all liens, claims and encumbrances, and to make the other commitments set forth herein and in the Shareholders’ Agreement.

18

        “Securities Act” means the Securities Act of 1933, as amended.

        “SEC” means the Securities and Exchange Commission

        “The Exchange Act” means Securities Exchange Act of 1934, as amended.

        “Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association, or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (ii) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof and for this purpose, a Person or Persons owns a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be or control any managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.

        9.2     Cross-Reference of Other Definitions

        Each capitalized term listed below is defined in the corresponding Section of this Agreement:

Term	Section No.
Acquired Stock	Recitals
Bankruptcy Case	Recitals
Bankruptcy Code	Recitals
Bankruptcy Court	Recitals
Buyer	Preamble
Buyer Indemnified Parties	9.2(a)
Claim Notice	9.2(e)(i)
Claims	9.2(e)(i)
Closing	1.4
Commitments	4.13(a)
Company	Preamble
Confidentiality Agreement	6.6
Delivery Date	1.4
Direct Claim	9.2(e)(i)
Equity Right	4.2
Indemnified Parties	9.2(e)
Indemnifying Parties	9.2(e)
Purchase Price	1.2
Seller	Preamble
Seller Indemnified Parties	9.2(c)
Third Party Claim	9.2(e)(i)

19

ARTICLE 10

MISCELLANEOUS

        10.1     Press Releases and Communications

        No press release, public announcement or statement related to this Agreement or the transactions contemplated herein, or any other announcement or communication to the employees, customers or suppliers of the Seller or the Company, shall be issued or made by any party hereto without the joint approval of Buyer and Seller, unless required by law (in the reasonable opinion of counsel) in which case Buyer and Seller shall have the right to review such press release, announcement or statement prior to publication or such statements being made.

        10.2     Expenses; Transfer Taxes

        Except as otherwise expressly provided herein, Seller shall pay all of the Company’s and Seller’s expense (including without limitation attorneys’, consultants and accountants’ fees and expenses), and Buyer shall pay all of Buyer’s expenses (including without limitation attorneys’, consultants and accountants’ fees and expenses) incurred in connection with the negotiation of this Agreement, the performance of their respective obligations hereunder and the consummation of the transactions contemplated by this Agreement (whether consummated or not). All transfer, documentary, sales, use, stamp, registration and other such Taxes (including any penalties and interest) incurred in connection with the transactions contemplated by this Agreement (“Transfer Taxes”) shall be paid by Buyer. Buyer will, at its own expense, file all necessary Tax Returns and other documentation with respect to such Transfer Taxes and, if required by Applicable Law, Seller will join in the execution of any such Tax Returns and other documentation.

        10.3     Notices

        All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given when personally delivered, delivered by Federal Express or similar overnight courier service. Notices, demands and communications to Buyer and Seller shall, unless another address is specified in writing, be sent to the address indicated below:

20

Notices to Buyer:	with a copy (which shall not constitute delivery of
notice) to:
RC Aviation LLC	Stutman Treister & Glatt
c/o Ranch Capital LLC	Professional Corporation
12730 High Bluff Drive, Suite 180	1901 Avenue of the Stars, 12th Floor
San Diego, CA 92130	Los Angeles, CA 90067
Attn: Lawrence Hershfield	Attn: Jeffrey C. Krause, Esq.
Tel.: (858) 523-0171	Tel.: (310) 228-5600
Fax: (858) 523-1899	Fax: (310) 228-5788
Notices to Seller:	with a copy (which shall not constitute delivery of
notice) to:
AIP, LLC
c/o Smith Management LLC	Sidley Austin Brown & Wood LLP
885 Third Avenue, 34th Floor	1501 K Street, N.W.
New York, NY 10022	Washington, DC 20005
Attn: Thomas X. Fritsch	Attn: John K. Hughes
Tel.: (212) 888-7219	Tel.: (202) 736-8480
Fax: (212) 702-0145	Fax: (202) 736-7811

        10.4     Assignment

        This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, except that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by Buyer or Seller without the written consent of the other party, such consent not to be unreasonably withheld.

        10.5     Severability

        Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

21

        10.6     No Strict Construction

        The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any Person.

        10.7     Amendment and Waiver

        Any provision of this Agreement or the Disclosure Letter or the Exhibits or Schedules attached hereto may be amended or waived only in writing signed by Buyer and Seller. No waiver of any provision hereunder or any breach or default thereof shall extend to or affect in any way any other provision or prior or subsequent breach or default.

        10.8     Complete Agreement

        This Agreement and the documents referred to herein (including the Stockholders Agreement and the Registration Rights Agreement and the Confidentiality Agreement) contain the complete agreement between the parties hereto and supersede any prior understandings, agreements or representations by or between the parties, written or oral, which may have related to the subject matter hereof in any way.

        10.9     Counterparts

        This Agreement may be executed in multiple counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same instrument.

        10.10     Governing Law

        All matters relating to the interpretation, construction, validity and enforcement of this Agreement shall be governed by and construed in accordance with the domestic laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than the State of Delaware.

        10.11     Submission to Jurisdiction

        All actions or proceedings arising in connection with this Agreement may be tried and litigated in the state or federal courts located in the State of Delaware. Each party hereby waives any right it may have to assert the doctrine of forum non conveniens or similar doctrine or to object to venue with respect to any proceeding brought in accordance with this paragraph, and stipulates that the state and federal courts located in the State of Delaware shall have in persona jurisdiction over each of them for the purpose of litigating any such dispute, controversy, or proceeding. Each party hereby authorizes and accepts service of process sufficient for personal jurisdiction in any action against it as contemplated by this Section 10.11 by registered or certified mail, return receipt requested, postage prepaid, to its address for the giving of notices as set forth in Section 10.3 above. Nothing herein shall affect the right of any party to serve process in any other manner permitted by law.

22

        10.12     Descriptive Headings; Interpretation

        The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part hereof or define, limit or otherwise affect the meaning of any of the terms or provisions hereof. The use of the word “including” in this Agreement shall be by way of example rather than by limitation and shall be deemed to include the phrase “including without limitation.”

        10.13     Construction of Certain Terms and Phrases

        Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) unless the context requires otherwise, words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement; and (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless business days are specified. All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

        10.14     No Third Party Beneficiaries

        This Agreement shall not confer any rights or remedies upon any Person other than the parties hereto and their respective heirs, personal legal representatives, successors and permitted assigns, the Buyer Indemnified Parties and the Seller Indemnified Parties.

        10.15     Delivery by Facsimile

        This Agreement and any signed agreement entered into in connection herewith or contemplated hereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine, shall be treated in all manner and respects as an original signed agreement and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement, each other party hereto or thereto shall re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement shall raise the use of a facsimile machine to deliver a signature or the fact that any signature or agreement was transmitted or communicated through the use of a facsimile machine as a defense to the formation of an agreement and each such party forever waives any such defense.

23

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.

AIP, LLC.
By:
Its:
RC AVIATION LLC
By:
Its:

24

Exhibit 3

STOCKHOLDERS AGREEMENT

        AGREEMENT dated as of June 11, 2004 by and between RC AVIATION LLC, a Delaware limited liability company (“RC Aviation” or “Buyer”), and AIP, LLC, a Delaware limited liability company (“AIP” or “Seller”), each of which is a holder of shares of Common Stock of HAWAIIAN HOLDINGS, INC., a Delaware Corporation (“HHI” or the “Company”) (each a “Stockholder,” and together the “Parties”).

BACKGROUND

        As of August 29, 2002, AIP, HHI, the Airline Pilots Association, Hawaiian Master Executive Council, the Association of Flight Attendants and the International Association of Machinists and Aerospace Workers entered into an Amended and Restated Stockholders Agreement (the “2002 Stockholders Agreement”).

        On March 21, 2003, Hawaiian Airlines, Inc. (“HAL” or the “Debtor”) commenced a chapter 11 bankruptcy proceeding in the United States Bankruptcy Court for the District of Hawaii.

        On May 30, 2003 the Office of the U.S. Trustee appointed a trustee approved by the Bankruptcy Court in the Chapter 11 case.

        On June 11, 2004, RC Aviation purchased from AIP Ten Million (10,000,000) shares of Common Stock of HHI. AIP continues to hold, after such purchase by RC Aviation, 4,159,403 shares of Common Stock and four (4) shares of Class A Preferred Stock.

        AIP and RC Aviation deem it in their respective best interests and in the best interests of the Company to provide consistent and uniform management for the Company and to make provisions for the future disposition of the securities of the Company and the other matters set forth herein.

        Accordingly, in consideration of the foregoing and the mutual promises and agreements set forth herein, the Parties hereto agree as follows:

ARTICLE 1

CERTAIN DEFINITIONS

        1.1     As used in this Agreement, the following terms shall have the following respective meanings (such meanings to be equally applicable to both the singular and plural):

        Affiliate: with respect to a Person, shall mean any other person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person. The term “control” (including with correlative meanings, the terms “controlled by” and “under common control with”) as applied to any Person, means the possession, directly or indirectly, of the power to direct or engage the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

        Agreement: shall mean this Stockholders Agreement by and between RC Aviation and AIP, dated as of June 11, 2004.

        AIP: shall have the meaning ascribed to that term in the first paragraph of this Agreement.

        Bankruptcy Court: shall mean the United States Bankruptcy Court for the District of Hawaii.

        Business Day: shall mean any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in the City of New York.

        Buyer: shall have the meaning ascribed to that term in the first paragraph of this Agreement.

        By Laws: shall mean the bylaws of HHI, amended to date.

        Certificate of Incorporation: shall mean the amended and restated Certificate of Incorporation of HHI dated August 29, 2002, as amended.

        Chapter 11 Case: shall mean the case pending in the Bankruptcy Court, Case No. 03-00827 filed by Hawaiian Airlines, Inc. as Debtor.

        Charter Documents: shall mean the Certificate of Incorporation and the By Laws of HHI.

        Class A Preferred Stock: shall have the meaning ascribed to that term in the Certificate of Incorporation of the Company.

        Class B Preferred Stock: shall have the meaning ascribed to that term in the Certificate of Incorporation.

        Class C Preferred Stock: shall have the meaning ascribed to that term in the Certificate of Incorporation.

        Class D Preferred Stock: shall have the meaning ascribed to that term in the Certificate ofIncorporation.

        Common Stock: shall have the meaning ascribed to that term in the Certificate of Incorporation of the Company.

        Company: shall have the meaning ascribed to that term in the first paragraph of this Agreement.

        Debtor: shall mean Hawaiian Airlines, Inc., the sole operating subsidiary of HHI which filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Hawaii.

        Effective Date: shall mean the Effective Date under the Plan of the Debtor.

        Equity Security: shall mean any security evidencing an ownership interest in the Company, including all shares of Common Stock and Preferred Stock owned by AIP, or any security convertible into or exercisable for any shares or Common Stock, including all warrants or options held by AIP or any other Stockholder, or any agreement or commitment to issue any of the foregoing.

        HHI: shall have the meaning ascribed to that term in the first paragraph of this Agreement.

        Person: shall mean a corporation, association, partnership, joint venture, organization, business, individual, trust, or any other entity or organization, including a government or any subdivision or agency thereof.

        Plan: shall have the meaning ascribed to that term in Section 4.1.

        RC Aviation: shall have the meaning ascribed to that term in the first paragraph of this Agreement.

        Subsidiary: shall mean each Person, the voting percentage of, or individual interest in, which is owned fifty percent (50%) or more by the Company.

        The 2002 Stockholders Agreement: shall mean the stockholder agreement to which reference is made in Background section of this Agreement

        Transfer: shall have the meaning ascribed to such term in Section 3.1 of this Agreement.

        Transferee: shall have the meaning ascribed to such term in Section 3.3 of this Agreement.

ARTICLE 2

VOTING

        2.1     Covenant to Vote. Until the day after the date of the first annual meeting of stockholders of HHI, subsequent to the Effective Date, AIP shall, and shall use its reasonable best efforts and take all actions necessary to cause its Affiliates to vote all Equity Securities held by AIP or its Affiliates in favor of the election, as members of the Board of Directors, of the persons identified by RC Aviation for nomination or so nominated in accordance with, the Certificate of Incorporation and By Laws of the Company, and to otherwise effect the intent of this Article 2.1, which is to cause persons identified by RC Aviation to, immediately, on the date hereof, or as soon thereafter as is lawful, become the only members of the Board of Directors of the Company (assuming no request is made by the holders of Class B, C, or D Preferred Stock to become directors of the Company). In addition, AIP agrees to vote and shall use its reasonable best efforts to cause any of its Affiliates who are stockholders of HHI to vote all of their respective Equity Shares owned or held of record by AIP or an Affiliate of AIP upon any other matter submitted to a vote of the stockholders in the manner instructed by RC Aviation.

ARTICLE 3

TRANSFERS OF STOCK

        3.1     Restrictions on Transfer. Subject to compliance with the limitations on the rights of AIP to freely Transfer Equity Securities of HHI set forth in this Article 3 (together with any limitations which may arise from any other agreement to which AIP is subject or applicable federal and state securities laws), AIP may sell, pledge, hypothecate, transfer, assign or otherwise dispose of (a “Transfer”) any of its remaining shares of Common Stock or other Equity Security to any Person at any time. Notwithstanding anything else contained in this Agreement, AIP may Transfer any Equity Security to an Affiliate of AIP, but only if such Affiliate, before the consummation of the Transfer, agrees, in writing, to be bound by this Agreement. Any transferee of AIP other than an Affiliate shall be released from the obligations set forth in this Agreement: provided, however, any transferee that receives shares from AIP prior to the Effective Date, shall be bound by this Agreement until the day immediately following such Effective Date. Notwithstanding anything else contained in this Agreement, the provisions of this Article 3 will not apply to any Common Stock acquired by John W. Adams as the result of any exercise of existing options or warrants.

        3.2     Right of First Offer.

        (a)    If at any time after the Effective Date but prior to the earlier of the registration of the Common Stock owned by AIP or when that Common Stock becomes freely tradeable, AIP has a bona fide intent to complete a Transfer with respect to any shares of Common Stock owned by AIP, AIP shall first give the Buyer a right of first offer to purchase the shares of Common Stock that AIP wishes to Transfer. AIP shall do so by notifying Larry Hershfield (an “Intention to Sell”) of AIP’s intention to Transfer its shares of Common Stock. Thereafter, AIP shall negotiate in good faith for the sale of its shares of Common Stock with the Buyer for a period of twenty-four (24) hours. During the twenty-four (24) hour period following receipt of the Intention to Sell, AIP shall not engage in any discussions, written or oral, regarding the Transfer of its shares of Common Stock with any other person or entity. If at the end of the twenty-four (24) hour period after receipt of the Intention to Sell, the parties have been unable to reach agreement as to the terms of such purchase, AIP shall be free to negotiate with third parties for the sale of such shares of Common Stock, and subject to Section 3.3 below hereof, may enter into agreements with respect to same. AIP and Buyer shall consummate any purchase of Common Stock agreed upon during the twenty-four (24) hour period within three (3) days of such agreement to purchase;

        (b)     If at any time after the earlier of the registration of the Common Stock owned by AIP or when that Common Stock becomes freely tradeable, AIP has a bona fide intent to complete a Transfer with respect to any shares of Common Stock owned by AIP, AIP shall first give the Buyer a right of first offer to purchase the shares of Common Stock that AIP wishes to Transfer. AIP shall do so by notifying Larry Hershfield of AIP’s Intention to Sell. Thereafter, AIP shall negotiate in good faith for the sale of its shares of Common Stock with the Buyer for a period of one (1) hour on sales less than 1,000,000 shares and twenty-four (24) hours on sales of 1,000,000 or more shares (the “3.2(b) Notice Period”). During the 3.2(b) Notice Period, AIP shall not engage in any discussions, written or oral, regarding the Transfer of its shares of Common Stock with any other person or entity. If at the end of the 3.2(b) Notice Period after receipt of the Intention to Sell, the parties have been unable to reach agreement as to the terms of such purchase, AIP shall be free to negotiate with third parties for the sale of 250,000 shares of Common Stock (or such greater number of shares as were subject to the notice of AIP’s Intention to Sell) and may enter into agreements with respect to same. AIP and Buyer shall consummate any purchase of Common Stock agreed upon during the 3.2(b) Notice Period within three (3) days of such agreement to purchase.

        3.3     Right of First Refusal. Prior to entering into any Transfer with any potential transferee (a “Transferee”), AIP shall first offer to the Buyer the right to purchase all of the shares of Common Stock proposed to be Transferred in accordance with the following provisions:

        (a)    If AIP receives (i) a bona fide written offer to purchase all or part of its shares of Common Stock (a “Bona Fide Offer”) from a Transferee that AIP desires to accept, or (ii) a bona fide written acceptance from a Transferee of AIP’s offer to sell all or part of its shares of Common Stock (a “Bona Fide Acceptance”), then AIP shall, not later than two (2) days after receipt of such Bona Fide Offer or Bona Fide Acceptance, deliver written notice thereof (a “First Refusal Notice”) to the Buyer. A First Refusal Notice in respect of any shares of Common Stock shall: (i) identify the Transferee; (ii) state the aggregate purchase price for such shares of Common Stock to be paid by the Transferee (if such purchase price is to be paid by delivery of property other than cash, such price shall be the fair market value of such property and such notice shall state AIP’s estimate of the fair market value of such property); (iii) summarize all material terms and conditions of the Bona Fide Offer or Bona Fide Acceptance and all other transactions and agreements directly or indirectly conditioned upon or otherwise related to the purchase of the shares of Common Stock by the Transferee; and (iv) be accompanied by a certificate of AIP or a duly authorized officer of AIP certifying that the information set forth in the First Refusal Notice is true, correct and complete in all respects to the best of his or her knowledge and that the Bona Fide Offer or Bona Fide Acceptance is a result of arm’s-length offer and has not been made or otherwise effected for the purpose of avoiding, evading, circumventing or otherwise adversely affecting the right of the Buyer to purchase the shares of Common Stock pursuant to the provisions of this Section 3.3.

        (b)     For a period of ten (10) days following receipt by the Buyer of a First Refusal Notice (the “First Refusal Period”), the Buyer may elect, by the delivery of written notice of such election to AIP (the “First Refusal Election Notice”) within such First Refusal Period, to purchase all the shares of Common Stock at a price equal to the price set forth in the First Refusal Notice and on the terms and conditions, including the manner of payment, described in the First Refusal Notice and in the accompanying materials. The rights afforded to the Buyer pursuant to this Section 3.3 may be exercised by the Buyer or may be assigned by it to an entity wholly owned by the Buyer, in which case each reference to the Buyer in this Section 3.3 shall be deemed to include such assignee.

        (c)    If the Buyer duly and timely delivers a First Refusal Election Notice to AIP in respect of all of the shares of Common Stock subject to the First Refusal Notice during the First Refusal Period, then AIP shall be obligated to sell all such shares of Common Stock to the Buyer, and the Buyer shall be obligated to purchase all such shares of Common Stock from AIP, free and clear of all liens, claims, charges or security interests. The purchase of any shares of Common Stock by the Buyer shall be consummated on or before the twentieth (20th) day after the First Refusal Election Notice is received by AIP or on such other date as AIP and the Buyer may agree.

        (d)    If the Buyer does not duly and timely deliver a First Refusal Election Notice to AIP in respect of any shares of Common Stock, or if the Buyer fails to close such purchase as required by the date set forth in Subsection 3.3 (c), AIP shall have the right to enter into an agreement to sell such shares of Common Stock to the Transferee by a date not later than fifteen (15) Days after (i) the expiration of the First Refusal Period in respect of such shares of Common Stock or (ii) the date of the failure to close such purchase at a price and on terms which are in strict accordance with the price and terms included in the Bona Fide Offer or Bona Fide Acceptance (except for variations in immaterial terms and conditions of the Bona Fide Offer or Bona Fide Acceptance which are neither individually nor in the aggregate more favorable to the Transferee than those originally contained in the Bona Fide Offer or Bona Fide Acceptance).

        3.4     Bring Along Rights.

        (a)    In the event that the Buyer elects to sell (the “Proposed Bring Along Sale”) all or substantially all of its shares of Qualified Common Stock, as defined below, to an unrelated third party (the “Bring Along Purchaser”) on an arm’s-length basis, then AIP shall be required, if so required by the Buyer, to sell all of its shares of Common Stock to the Bring Along Purchaser at the same price and upon the same terms and conditions as the Buyer is selling its shares of Common Stock to the Bring Along Purchaser. Ten (10) days prior to the date set by the Buyer as the date for the Proposed Bring Along Sale, the Buyer shall notify AIP in writing of such offer. The notice (the “Bring Along Notice”) shall set forth: (i) the name of the Bring Along Purchaser; (ii) the proposed amount and form of consideration and terms and conditions offered by the Bring Along Purchaser; and (iii) the proposed closing date for the Proposed Bring Along Sale.

        (b)     When the sale closes, AIP shall deliver to the Buyer or the Bring Along Purchaser the certificate or certificates representing the shares of Common Stock to be sold, duly endorsed for transfer and accompanied by all requisite stock transfer taxes, if any, against payment of the purchase price therefor, and the shares of Common Stock to be sold or otherwise disposed of pursuant to the Proposed Sale free and clear any all liens, pledges, claims, options, proxies, agreements, charges, encumbrances, or interests of any Person or entity whatsoever (other than restrictions imposed pursuant to applicable Federal and state securities laws) and AIP shall so represent and warrant to that fact. AIP shall further represent and warrant that it is the record and beneficial owner of the shares of Common Stock and that it has all necessary power and authority to sell the shares of Common Stock. AIP shall also deliver to the Buyer with the certificate or certificates representing the shares of Common Stock to be sold or otherwise disposed of pursuant to the Proposed Bring Along Sale a limited power of attorney authorizing the Buyer to sell or otherwise dispose of such shares of Common Stock pursuant to the terms of the Proposed Bring Along Sale.

        (c)     The Buyer shall have thirty (30) days, commencing on the date of the Bring Along Notice, in which to complete the Proposed Bring Along Sale; provided that if the Proposed Bring Along Sale is subject to any prior regulatory approval or consent, the time period during which such Proposed Bring Along Sale may be consummated may be extended until the expiration of ten (10) days after all such approvals and consents shall have been received, but in no event more than ninety (90) days after the Bring Along Notice unless AIP consents to that extension in writing. If at the end of such thirty (30) day period, or such additional period in the event that regulatory approval or consent is required, the Buyer has not completed the Proposed Bring Along Sale, the Buyer shall return to AIP all certificates representing shares of Common Stock which were delivered to the Buyer by AIP, powers of attorney which were delivered for sale in connection with the Proposed Bring Along Sale and any other documents delivered by AIP in connection with the Proposed Bring Along Sale.

        (d)     Concurrently with the consummation of the Proposed Bring Along Sale, the Buyer shall notify AIP thereof, and AIP shall receive the consideration for the sale of the shares of Common Stock owned by AIP so purchased directly from the purchaser.

        (e)     AIP shall not be required to participate in any transaction unless the consideration to be received by AIP consists entirely of cash or marketable securities.

        (f) The Buyer shall not be entitled to send more than two Bring Along Notices. After two such Bring Along Notices have been sent, Buyer Bring Along Rights shall be extinguished.

        3.5     Tag Along Rights.

        (a)     If the Buyer agrees to sell Qualified Common Stock, as defined below, then held by it to an unaffiliated purchaser (a “Tag Purchaser”) in a single, arm’s length, privately negotiated transaction (e.g., this Section shall not apply to any public sales pursuant to registration statement), or in a series of related such transactions, and elects not to exercise its Bring Along rights set forth in Section 3.4 of this Agreement (a “Proposed Tag Sale”), then the Buyer shall deliver notice to AIP (the “Sales Notice”) of its intent to sell or otherwise transfer the applicable Qualified Common Stock at least five (5) days prior to such sale or transfer.  The Sales Notice shall state the name of the Tag Purchaser, the number of shares of Qualified Common Stock held by the Buyer proposed to be sold and shall include all material terms of the transaction.  If AIP notifies the Buyer in writing within five (5) days after receipt of the Sales Notice, AIP shall have the right, upon consummation by the Buyer of such sale, to require the

Tag Purchaser to purchase from AIP a portion of AIP’s Qualified Common Stock (such portion determined as described below) on the same terms and conditions as specified in the Sales Notice.  To the extent AIP and one or more members of the Buyer (AIP and those selling members being referred to herein as “Selling Holders”) exercise their respective rights of participation, the number of shares of Qualified Common Stock that the Buyer may sell shall be correspondingly reduced.  Each Selling Holder may sell all or any part of that number of shares of Qualified Common Stock equal to the product obtained by multiplying (i) the aggregate number of shares of Qualified Common Stock covered by the Sales Notice by (ii) a fraction, the numerator of which shall be the number of shares of Qualified Common Stock owned by the Selling Holder on the date of the Sales Notice and the denominator of which shall be the total number of shares of Qualified Common Stock owned the Buyer plus the number of shares of Qualified Common Stock held by all of the Selling Holders on the date of the Sales Notice.  AIP shall effect its participation in the sale by promptly entering into any purchase agreement, transfer agreement or other agreement necessary to consummate such transaction or delivering to the Buyer certificates evidencing the applicable Qualified Common Stock duly endorsed for transfer to the purchaser of such Qualified Common Stock as set forth in the Sales Notice.  To the extent that any prospective purchaser or purchasers refuses to purchase Qualified Common Stock from AIP, the Buyer shall not sell to such prospective purchaser or purchasers any Qualified Common Stock unless and until, simultaneously with such sale, the Buyer purchases such shares or other Qualified Common Stock from AIP for the same consideration and on the same terms and conditions as the proposed transfer described in the Sales Notice.

        (b)     For purposes of this Section “Qualified Common Stock” is limited to the following shares owned by the Buyer or its members or AIP as of the date of the Sales Notice: (i) the 10,000,000 shares bought by Buyer from AIP under the Stock Purchase Agreement, (ii) the 4,159,403 shares retained by AIP immediately after the closing of the sale pursuant to the Stock Purchase Agreement, and (iii) any shares of Common Stock acquired by AIP, the Buyer or the members of the Buyer pursuant to Section 4.3 of this Agreement.

        (c)     The Buyer shall have up to thirty (30) days after the Sales Notice is received in which to sell the shares of Qualified Common Stock owned by Buyer and its members and by AIP, if AIP has elected to sell pursuant to this Section, at a price and on terms not materially different from that contained in the Sales Notice. If at the end of such thirty (30)-day period the Buyer have not completed the sale, the Buyer shall remain bound by all the restrictions on transfer contained in this Agreement, including this Section 3.5.

        (d) For purposes of this Section 3.5, “Applicable Terms and Conditions” shall mean (A) with respect to a single transaction, the same terms and conditions as those received by the Buyer in such transaction, (B) with respect to a series of related transactions, the best of the terms and conditions received by the Buyer in such transactions or (C) with respect to a series of unrelated transactions, the terms and conditions of the latest applicable transaction received by the Buyer in such transaction in respect of which a Tag Along Acceptance Notice was sent.

        3.6     No Liability Upon Non-Sale. Notwithstanding anything contained in this of Article 3, there shall be no liability on the part of the Buyer or its members to AIP in the event that any sale that triggers the provisions of Sections 3.4 and 3.5 is not consummated for whatever reason. Whether such sale is effected is in the sole and absolute discretion of the Buyer.

        3.7     Expiration of Rights.

        (a)     The right of first offer provided to the Buyer in Section 3.2 hereof shall expire on a date which is twelve months (12) after the Effective Date.

        (b) The right of first refusal provided to the Buyer in Section 3.3 shall expire on the Effective Date.

        (c) The rights of the Buyer to require AIP to sell its shares of Common Stock pursuant to Section 3.4 hereof shall expire when either Buyer or AIP and its Affiliates no longer hold any Equity Security.

        (d) The rights of AIP to be offered an opportunity to sell all or a portion of its shares of Qualified Common Stock pursuant to Section 3.5 hereof shall expire when either Buyer or AIP no longer holds any Qualified Common Stock.

        3.8     Share Legend. Prior to the Effective Date, each stock certificate representing all Shares of Qualified Common Stock held by AIP and Buyer shall have conspicuously endorsed on its face or reverse side the following statement:

THE OWNERSHIP, SALE, TRANSFER, ASSIGNMENT, OR HYPOTHECATION OF THE SHARES REPRESENTED BY THIS CERTIFICATE IS RESTRICTED BY THE PROVISIONS OF AN AGREEMENT BY AND BETWEEN RC AVIATION AND AIP, LLC, A COPY OF WHICH MAY BE INSPECTED AT THE PRINCIPAL OFFICE OF HHI, AND ALL THE PROVISIONS OF WHICH ARE INCORPORATED BY REFERENCE IN THIS CERTIFICATE.

On the Effective Date, or as soon thereafter as each holder of Qualified Common Stock delivers to HHI the original certificate, AIP and Buyer shall cooperate to cause HHI to issue new certificates which do not bear this legend.

ARTICLE 4

ADDITIONAL AGREEMENTS

        4.1 Plan Support: Provided that there is a plan of reorganization (“Plan”) proposed in the Chapter 11 Case by Buyer or HHI, and provided further that such Plan does not propose a treatment of AIP’s continuing interest as a shareholder of Common Stock of HHI which differs from the treatment proposed in the Plan to be accorded to the interest of Buyer or its Members or Affiliates that own HHI stock as a shareholder of Common Stock of HHI, then absent the written consent of Buyer to any action or inaction of AIP inconsistent with or contrary to the following, AIP shall (a) not take any action to oppose or interfere with confirmation or consummation of any such Plan, (b) if requested by the Buyer, vote all of its claims against, and interests in, the Debtor in support of such Plan, (c) take commercially reasonable steps to support confirmation and consummation of such Plan; and (d) if requested by the Buyer, use its commercially reasonable efforts to cause HHI to (i) vote all of its claims against and interests in the Debtor in support of such a Plan and (ii) not take any actions to oppose or interfere with confirmation or consummation of any such Plan. Buyer will not propose, support or vote for a Plan for the Debtor that treats AIP’s continuing interest as a shareholder of Common Stock of HHI in a manner different from the treatment of the interests of the Buyer or its Members or Affiliates that own HHI stock as shareholders of Common Stock of HHI. Without limiting the generality of the foregoing, Buyer will not propose, support or vote for a Plan for the Debtor that subordinates or invalidates AIP’s claims against or interests in the Debtor or that preserves and provides a mechanism for the prosecution of any claims against AIP or its Affiliates by the Debtor or HHI.

        4.2     Registration Rights. Each of Buyer and AIP shall use commercially reasonable efforts to cause each of them to be granted by HHI, alternatively, (i) the right to an evergreen shelf registration statement which HHI will cause to remain effective until all of each of AIP’s shares of Common Stock and Buyer’s shares of Common Stock are sold or, until the number of shares of Common Stock then owned by each of them would no longer require registration for resale due to the availability of an exemption from registration under federal and state securities laws, or (ii) one or more demand registration rights in a form to be mutually agreed upon which require HHI, at HHI’s expense, to cause a registration statement to be filed with the Securities and Exchange Commission and be declared effective, within a reasonable period of time after the Effective Date of a Plan, with respect to all the shares of Common Stock of HHI owned at such time by Buyer and AIP.

        4.3     Future Capital Contributions. In the event that Buyer or any member of Buyer makes a contribution of capital to HHI for the purpose of funding a Plan for the Debtor, whether in the form of a rights offering, or otherwise, AIP or an Affiliate will have the right, but not the obligation, to also make a contribution on the same terms and conditions as Buyer or such member of Buyer, but on a basis which reflects AIP’s pro rata ownership of shares of Common Stock of HHI Common Stock as compared to the number of shares of Common Stock owned by Buyer at the time of the determination by Buyer or such member of Buyer to make such contribution.

        4.4     Indemnification and Expense Reimbursements:

        (a)     Set forth on Schedule 4.4(a) are the amounts that AIP and its Affiliates have expended on (i) on pursuing the reorganization of HAL, (ii) defense costs (including expert fees) relating to the Trustee litigation and the SEC inquiry, (iii) costs associated with HHI’s status as a public company and (iv) costs relating to public relations and other miscellaneous costs. Set forth on Schedule 4.4(b) are the amounts that HHI has expended on (i) on pursuing the reorganization of HAL, (ii) indemnification obligations to current and former directors relating to the Trustee litigation and the SEC inquiry, (iii) costs associated with maintaining HHI’s status as a public company.

        (b)     AIP hereby represents that (i) it or its Affiliates have paid certain items on behalf of HHI and expect to be reimbursed for such expenditures and (ii) HHI has paid certain items for which AIP or its Affiliates were partially responsible, thereby reducing the amount that HHI owes AIP and its Affiliates. Based on the allocation methodology that AIP has previously described to Buyer, AIP believes that HHI owes AIP and its Affiliates an aggregate amount of $1,563,305.08. In addition, HHI owes $41,448.48 to an Affiliate of AIP pursuant to the terms of a promissory note.

        (c)     After the transactions contemplated hereby are consummated, the Buyer will use commercially reasonable efforts to cause HHI to promptly repay any amounts properly payable to AIP or its Affiliates from (a) any insurance proceeds that HHI receives, and (b) any proceeds that HHI receives from the exercise of stock options. After the Effective Date, the Buyer will use commercially reasonable efforts to cause HHI to repay any amounts properly payable to AIP or its Affiliates that have yet to be paid in full in the ordinary course of business. The Buyer shall have no obligation to make any capital contributions to HHI to fund any amounts due and owing AIP or its Affiliates; provided, however, Buyer will fund the ongoing operations of HHI, and will not rely on the proceeds of option exercises or insurance proceeds to fund the ongoing operations of HHI, until such time as AIP and its Affiliates have been paid in full.

        (d)     AIP and the Buyer will cooperate to obtain payment of any amounts due and owing under HHI’s D&O insurance policies. Nothing contained herein shall constitute a waiver of any defenses that HHI may have to any indemnification claims or a guarantee of any payment by Buyer or HHI.

        (e)     Buyer will use its reasonable best efforts to cause HHI to promptly notify AIP to the extent proceeds are received pursuant the exercise of options or insurance policies.

        4.5     Option. If there is a settlement (prior to the Effective Date of the Debtor’s Plan) of claims against AIP by the Debtor’s estate pursuant to which equity of HHI in the form of Common Stock, or otherwise, is to be issued to AIP, the Buyer shall have the option to purchase 50% of such equity at AIP’s cost. This option will expire on the fifth business day after AIP gives the Buyer written notice that it has obtained the right to purchase such shares and the terms and conditions related thereto.

        4.6     No Changes to Indemnification. Buyer agrees that it shall not take, and shall not cause any Person to take, any action which would retroactively diminish the scope of any existing lawful, and valid and binding obligation of HHI to indemnify any Person with respect to any claim which has arisen prior to the date of this Agreement.

        4.7     Insurance. Buyer agrees to use its reasonable best efforts to cause HHI to maintain for a period of not less than six (6) years from the date of this Agreement, an officers and directors insurance policy which is intended to provide insurance which provides coverage no less favorable to those officers and directors and former officers and directors of HHI who are presently insured thereunder and with policy limits of not less than Ten Million Dollars ($10,000,000) so long as the annual premium to be paid for such policy does not exceed $900,000 (or the maximum amount of insurance that can be obtained for $900,000). 4.8 Litigation.

        (a)     As of the date hereof, neither Buyer nor any of its Members has actual knowledge of any facts or circumstances relating to the Company, HAL, the bankruptcy filed by HAL or the Tender Offer consummated by HAL in June 2002 that would warrant (i) the commencement of any litigation, arbitration or other proceeding (collectively, “Litigation”) against AIP, John W. Adams, Smith Management LLC or their respective Affiliates (the “AIP Parties”) other than the adversary proceeding currently being prosecuted by the Trustee; or (ii) the subordination or invalidation of the Common Stock owned by AIP (in the Bankruptcy Case or otherwise). Therefore, Buyer and it Members agree, solely in their capacity as shareholders of HAL or the Company, not to commence, prosecute, precipitate or substantially assist anyone in commencing or prosecuting any Litigation against the AIP Parties relating to any facts or circumstances of which the Buyer or its Member has actual knowledge which transpired or existed prior to the Closing Date.

        (b)     Buyer represents and warrants that neither Buyer nor any of its Members (i) have any current intention to commence any Litigation against the AIP Parties, (ii) have any current intention to commence, prosecute, precipitate or substantially assist anyone in commencing or prosecuting in any motion, action or proceeding to subordinate or invalidate AIP’s Common Stock, or (iii) have had any discussions with third parties in furtherance of the actions contemplated in clauses (i) and (ii).

        (c)     In the event that Buyer or any of its Members first learns of any facts after the date hereof that would justify the commencement of Litigation against the AIP Parties based on any facts that existed prior to the Buyer’s purchase of Common Stock from AIP, Buyer and its Members agree, with respect to any such Litigation, to the exclusive jurisdiction of (a) the Supreme Court of the State of New York, New York County, and (b) the United States District Court for the Southern District of New York. In furtherance of the foregoing, Buyer and its Members agree to commence any such action, suit or proceeding either in the United States District Court for the Southern District of New York or if such suit, action or other proceeding may not be brought in such court for jurisdictional reasons, in the Supreme Court of the State of New York, New York County.

        (d)     In the event that (i) Litigation is commenced against the AIP Parties, (ii) such Litigation is successful, and (iii) the Buyer directly receives proceeds as a result of such Litigation, Buyer will remit such proceeds to the AIP Parties; provided, however, that a recovery of proceeds by HAL or the Company shall not obligate Buyer to make any payment hereunder.

ARTICLE 5

MISCELLANEOUS

        5.1     Assignment/Successors and Assigns. Except as otherwise provided in this Agreement, no right under this Agreement shall be assignable and any attempted assignment in violation of this provision shall be void. The Buyer shall have the right to assign its rights and obligations hereunder to any Affiliate controlled by the Buyer, Ranch Capital or Lawrence Hershfield that assumes all obligations hereunder, and AIP shall have the right to assign its rights and obligations hereunder to any Affiliate controlled by AIP or Randy D. Smith that assumes all obligations hereunder, whereupon references herein to the Buyer or AIP shall be deemed to be to such successor. This Agreement, and the rights and obligations of the Parties hereunder, shall be binding upon and inure to the benefit of any and all permitted Transferees of any shares of Common Stock or Equity Securities their successors, permitted assigns, and, if a transferee is an individual, such individual’s personal representatives and all other legal representatives, in whatsoever capacity, by operation of law or otherwise, of the parties hereto, in each case with the same force and effect as if the foregoing entities (or persons, if applicable) were named herein as Parties hereto. Any and all Transferees of any shares of Common Stock or Equity Securities shall be subject to and fully bound by this Agreement with the same effect as if they were a Party hereto. No person who is a purported Transferee of AIP after the Effective Date shall have any rights or obligations under this Agreement.

        5.2     Amendment and Modification.

        (a)     This Agreement may be amended only by a written instrument duly executed by RC Aviation and AIP.

        (b)     Except as otherwise provided in this Agreement, any failure of any of the Parties to comply with any obligation, covenant, agreement or condition herein may be waived by the Party entitled to the benefits thereof only by a written instrument signed by the Party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

        5.3     Notices. Any notice, request, claim, demand, document and other communication hereunder to any party shall be effective upon receipt (or refusal of receipt) and shall be in writing and delivered personally or sent by telex, telecopy, or certified or registered mail, postage prepaid, or other similar means of communication, as follows:

        (a)     If to the Company, addressed to its principal executive office to the attention of its Secretary,

        (b)     If to RC Aviation, to the address listed on the signature page hereto or to such other address as RC Aviation has specified in a written notice given to the Company and AIP in the manner specified above, and

        (c)     If to AIP, to the address listed on the signature page hereto or to such other address as AIP has specified in a written notice given to the Company and RC Aviation Entities in the manner specified above.

        5.4     Governing Law. This Agreement and the rights and obligations of the Parties hereunder shall be governed by, and construed and interpreted in accordance with, the internal laws of the State of Delaware, without regard to principles of conflicts of law of any jurisdiction. Each of the Parties hereto hereby irrevocably submits to the jurisdiction of any federal court sitting in the District of Delaware or any state court located in Wilmington, Delaware, over any suit, action or proceeding arising out of or relating to this agreement. Each of the Parties hereto hereby irrevocably waives, to the fullest extent permitted or not prohibited by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum. Each of the Parties hereto hereby irrevocably consents to the service of process in any suit, action or proceeding by sending the same by certified mail, return receipt requested or by overnight courier service, to the address of such Party set forth in Section 4.3 or in the records of the Company. EACH PARTY HERETO WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN ANY ACTION BROUGHT HEREUNDER OR ARISING OUT OF THE TRANSACTIONS CONTEMPLATED HEREBY.

        5.5     Inspection. For so long as this Agreement shall be in effect, a copy of this Agreement shall be filed with the Secretary of the Company and made available for inspection by any Party at the principal executive offices of the Company.

        5.6     Headings. The section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

        5.7     Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

        5.8     Termination. This Agreement shall terminate as to AIP and RC Aviation and any Transferee thereof on the earlier of: (i) such time as RC Aviation , AIP or such Transferee shall no longer hold any Equity Security, (but if AIP or RC Aviation or such Transferee shall have transferred such Equity Securities to a Person in compliance with this Agreement, this Agreement shall continue to apply to such Person as long as such Person holds Equity Securities); or (ii) the date of the first annual stockholders meeting of the Company after the Effective Date provided, however, that the provisions of this Agreement shall continue in effect for enforcing all of the obligations and undertakings that have become operative, including but not limited to the right of first offer set forth in Section 3.2., the Bring Along Rights in Section 3.4 and the Tag Along Rights in Section 3.5. Notwithstanding any provisions to the contrary, this Agreement shall terminate with respect to any Transferee of AIP after the Effective Date.

        5.9     Further Action. Each Party hereto agrees to execute and deliver any instrument and take any action that may reasonably be requested by any other Party for the purpose of effectuating the provisions of this Agreement.

        5.10     Specific Performance. The Parties hereto recognize that irreparable damage will result if this Agreement shall not be specifically enforced. If any dispute arises concerning any Equity Security hereunder, the Parties hereto agree that an injunction may be issued to compel specific performance of any term of this Agreement pending determination of such controversy and that no bond or other security may be required in connection therewith. If any dispute arises concerning the right or obligation of RC Aviation, AIP or any other Stockholder to sell, or to force the sale of, any Equity Securities subject hereto, such right or obligation shall be enforceable by a decree of specific performance. Such remedies shall, however, not be exclusive and shall be in addition to any other remedy which the parties may have.

        5.11     Entire Agreement. This Agreement sets forth the entire understanding of the Parties with respect to the subject matter hereof.

        5.12     Severability. If any term, provision, covenant or restriction of this Agreement, or any part thereof, is held by a court of competent jurisdiction or any foreign, federal, state, county or local government or any other governmental, regulatory or administrative agency or authority to be invalid, void, unenforceable or against public policy for any reason, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

        5.13     Improper Transfer. Any attempt to Transfer any Equity Security not in compliance with this Agreement shall be null and void and the Company shall not give any effect in the Company’s stock records to such attempted Transfer.

        5.14     The 2002 Stockholder Agreement. Although the 2002 Stockholders Agreement may no longer apply to the Common Stock purchased by the Buyer under the Stock Purchase Agreement dated June 11, 2004, the Buyer intends to conduct it operations, and use its reasonable best efforts to cause HHI to conduct its operations, in a manner consistent with the rights afforded the parties to that Agreement, including upon the request of holders of the Series B, C, or D Preferred Stock to take all lawful action to cause Persons identified by such holders to be nominated to the board of directors of HHI. Notwithstanding anything else contained in this Agreement, the Buyer shall not have the right to require AIP to vote any Equity Securities in a manner that would violate or breach AIP’s obligations under the 2002 Stockholders Agreement.

        5.15     Attorneys’ Fees. If a legal action or other proceeding is brought for enforcement of this Agreement because of an alleged dispute, breach, default, or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing Party shall be entitled to recover reasonable attorneys’ fees and costs incurred, both before and after judgment, in addition to any other relief to which it may be entitled.

        IN WITNESS WHEREOF, the parties hereto have caused this instrument to be duly executed on the date first above written.

Dated: ____________	AIP, LLC, a Delaware limited liability company
By: _________________________________________
Managing Member
Address:

Dated: ____________	RC AVIATION LLC, a Delaware limited liability company
By: __________________________________
Managing Member
Address:

INSTRUMENT OF ACCESSION

        The undersigned, ____________________, as a condition precedent to becoming the owner or holder of record of __________ (__________) shares of Common Stock, par value $0.001 per share, of Hawaiian Holdings, Inc., a Delaware corporation (the “Company”), hereby agrees to become a Shareholder, party to and bound by that certain STOCKHOLDERS Agreement dated as of June 11, 2004, by and between AIP and RC Aviation. This Instrument of Accession shall take effect and shall become an integral part of the said STOCKHOLDERS Agreement immediately upon execution and delivery to the Company of this Instrument.

        IN WITNESS WHEREOF, the undersigned has caused this INSTRUMENT OF ACCESSION to be signed as of the date below written.

Signature:__________________________________
Address:___________________________________
__________________________________________
__________________________________________
Date:_____________________________________
Accepted:
Hawaiian Holdings, Inc.
By:_______________________________________
Name:
Title:
Date:_____________________________________

EXHIBIT “A”

Exhibit 4

STOCKHOLDERS AGREEMENT

        This Stockholders Agreement (this “Agreement”) is made and entered into as of June, __ 2004 (the “Effective Date”) by and among RC Aviation LLC, a Delaware limited liability company (the “Company”) and QVT Fund LP (“QVT”), Whitebox Convertible Arbitrage Partners, LP (“WCAP”), Whitebox Hedged High Yield Partners, LP (“WHHY”), Pandora Select Partners, LP (“Pandora”), Whitebox Intermarket Partners, LP (“WIP”), Guggenheim Portfolio Co. XXXI, LLC (“Guggenheim”), River Run Senior Income Fund, LLC (“River Run”), Litespeed Master Fund, Ltd. (“Litespeed”), Watershed Capital Partners, L.P. (“Watershed”), Watershed Capital Institutional Partners, L.P. (“Watershed Capital”), Watershed Capital Partners (Offshore), Ltd. (“Watershed Offshore”), Greenwich International LTD (“Greenwich”), RC Aviation Management, LLC (“RC Aviation”), Lonestar Partners L.P. (“Lonestar”) and Sagamore Hill Hub Fund Limited (“Sagamore”) (QVT, WCAP, WHHY, Pandora, WIP, Guggenheim, River Run, Litespeed, Watershed, Watershed Capital, Watershed Offshore, Greenwich, RC Aviation, Lonestar and Sagamore are also collectively referred to hereunder as the “Holders”).

        A.     The parties have entered into that certain RC Aviation Limited Liability Company Operating Agreement dated June __, 2004 (the “Operating Agreement”).

        B.     The Company has been formed for the purpose of acquiring, investing in, managing, owning, holding, selling, transferring, exchanging, and/or otherwise disposing of (directly or indirectly) shares of stock, notes, debentures and other similar instruments, and/or other securities or instruments which are exercisable, convertible or exchangeable into or for such shares of stock, notes, debentures and other similar instruments, which, in each case, are issued by Hawaiian Holdings, Inc., a Delaware corporation (collectively, the “Securities”).

        C.     Pursuant to Section 4.6 of the Operating Agreement, the Company has covenanted that as soon as is practicable following the date upon which the plan of reorganization for Hawaiian Airlines in connection with Hawaiian Airlines’ bankruptcy proceedings shall have become effective and final (and all conditions subsequent thereto have been satisfied), the Company shall, subject to compliance with Applicable Law, distribute ninety percent (90%) of the Securities then held by the Company to the Holders.

        D.     Pursuant to Section 1.7.5 of the Operating Agreement, the parties hereto have agreed to enter into this Agreement for the purpose of providing the Company with certain drag-along rights and voting rights with respect to the Securities that may be distributed to the Holders in accordance with Section 4.6 of the Operating Agreement (the “Distributed Securities”).

        NOW THEREFORE, in consideration of the above recitals and the mutual covenants made herein, the parties hereby agree as follows.

1.    DRAG-ALONG/TAG ALONG RIGHTS.

        1.1.     If the Company agrees to sell all, but not less than all, of a class of Securities then held by it to an unaffiliated purchaser in a single, arm’s length transaction, or in a series of related arm’s length transactions, and holders of a majority in interest of such class of Securities then held by the Company and the Holders of such class of Distributed Securities approve such sale, then the Company shall have the right to require all, but not less than all, of the Holders who then hold such class of Distributed Securities as well as their respective affiliated assignees or transferees, to sell or transfer all, but not less than all, of such Distributed Securities (but no other Securities) then held by such Holders as well as their respective assigns or transferees to such unaffiliated purchaser on the same terms and conditions, and for the same per Security amount and type of consideration to be received by the Company, provided, however that such consideration shall be in the form of cash or marketable securities. In order to effect such drag-along rights, the Company shall deliver notice to each Holder (the “Drag-Along Notice”) of its intent to sell or otherwise transfer the applicable Securities at least ten (10) business days prior to such sale or transfer. Each Holder shall then have such ten (10) day period to approve or disapprove of the transfer in writing. If a Holder fails to respond to the Drag-Along Notice within such ten (10) day period, then such Holder shall be deemed to have approved the sale or other transfer of the Securities in accordance with the terms set forth in the Drag-Along Notice. The Drag-Along Notice shall state the name of the unaffiliated purchaser and shall include all material terms of the transaction. If the transaction is approved in accordance with this Section 1, then the Holders as well as their respective affiliated assignees or transferees shall cooperate in any manner necessary to effect the transaction that is the subject of the Drag-Along Notice, including, without limitation, entering into any purchase agreement, transfer agreement or other agreement necessary to consummate such transaction or delivering to the Company certificates evidencing the applicable Distributed Securities duly endorsed for transfer to the purchaser of such Distributed Securities as set forth in the Drag-Along Notice.

        1.2.     If the Company agrees to sell all, but not less than all, of a class of Securities then held by it to an unaffiliated purchaser in a single, arm’s length, privately negotiated transaction (e.g., this Section 1.2 shall not apply to any public sales pursuant to registration statement, “block” trades, or similar transaction), or in a series of related such transactions, and elects not to exercise its drag-along rights set forth in Section 1.1 of this Agreement, then the Company shall deliver notice to each Holder (the “Sales Notice”) of its intent to sell or otherwise transfer the applicable Securities at least five (5) days prior to such sale or transfer. The Sales Notice shall state the name of the unaffiliated purchaser, the number of Securities held by the Company proposed to be sold and shall include all material terms of the transaction. Each Holder (a “Selling Holder”) which notifies the Company in writing within five (5) days after receipt of the Sales Notice, shall have the right, upon consummation by the Company of such sale, to require the purchaser identified in such Sales Notice to purchase from such Selling Holder a portion of that Selling Holder’s Distributed Securities (such portion determined as described below) of the same class on the same terms and conditions as specified in the Sales Notice. To the extent one or more of the Holders exercise such right of participation in accordance with the terms and conditions set forth below, the number of Securities that the Company may sell shall be correspondingly reduced. Each Selling Holder may sell all or any part of that number of Distributed Securities equal to the product obtained by multiplying (i) the aggregate number of Securities covered by the Sales Notice by (ii) a fraction, the numerator of which shall be the number of Distributed Securities owned by the Selling Holder on the date of the Sales Notice and the denominator of which shall be the total number of Securities owned the Company plus the number of Distributed Securities held by all of the Selling Holders on the date of the Sales Notice. Each Selling Holder shall effect its participation in the sale by promptly entering into any purchase agreement, transfer agreement or other agreement necessary to consummate such transaction or delivering to the Company certificates evidencing the applicable Securities duly endorsed for transfer to the purchaser of such Securities as set forth in the Sales Notice. To the extent that any prospective purchaser or purchasers refuses to purchase Securities from a Selling Holder exercising its rights of co-sale hereunder, the Company shall not sell to such prospective purchaser or purchasers any Securities unless and until, simultaneously with such sale, the Company purchases such shares or other securities from such Selling Holder for the same consideration and on the same terms and conditions as the proposed transfer described in the Sales Notice.

2

        1.3.     To the extent that the Holders have not exercised their rights to participate in the sale of the Securities pursuant to Section 1.2, then the Company shall be free to sell the Securities to such prospective purchaser on the same terms and conditions as outlined in the Sales Notice, and provided that in the event such Securities are not sold within sixty (60) days of the date of the notice, they shall once again be subject to the right of co-sale procedure described above.

2.    IRREVOCABLE PROXY. On the date any Holder receives a distribution of Distributed Securities, such Holder will execute an irrevocable proxy in the form attached hereto as Exhibit A for the purpose of appointing the Manager of the Company as its proxy for voting any voting Distributed Security (but no other Securities) upon any matter put to the vote of the holders of such Distributed Securities.

3.    VOTING AGREEMENT.

        3.1.    Securities Subject to this Section 3. In the event that the proxy executed pursuant to Section 2 hereof shall at any time be deemed revocable or unenforceable under applicable law, then the Holders each agree to hold all Distributed Securities in their respective names or beneficially owned by them as of such date subject to, and to vote such Distributed Securities in accordance with, the provisions of this Section 3.

        3.2.    Voting. Unless otherwise required by applicable law, on all matters put to the vote of holders of Distributed Securities, the Holders agree to vote all Distributed Securities held by them (or the holders thereof shall consent pursuant to an action by written consent of the holders of Distributable Securities) in the same manner as the Securities then held by the Company are voted.

4.    TRANSFER OF SECURITIES. If any Holder proposes to sell or otherwise transfer any Distributed Securities, such Holder (the “Transfering Holder”) shall use its commercially reasonable efforts to give to the Company a written notice (the “Selling Holder’s Notice”) stating: (a) the Selling Holder’s intention to transfer such Securities; (b) the number of shares of Distributable Securities proposed to be so transferred; and (c) the proposed per share cash price at which such Holder desires to transfer such Distributed Securities (the “Offered Price”); provided, however, that failure to provide such Selling Holder’s Notice shall not constitute a default under this Agreement nor shall it result in any liability or penalty hereunder. Upon the sale or transfer of Distributed Securities to an unaffiliated third party, this Agreement and each of the rights and obligations under this Agreement shall terminate with respect to such Distributed Securities.

5.    FURTHER ASSURANCES; ENFORCEMENT. Each of the Holders agree not to vote any Distributed Securities, or to take any other actions, that would in any manner defeat, impair, be inconsistent with or adversely affect the stated intentions of the parties under the express terms of this Agreement.

3

6.    ENFORCEMENT OF AGREEMENT. Each of the Holders acknowledge and agree that any breach by any of them of this Agreement shall cause the Company and each other Holder irreparable harm which may not be adequately compensable by money damages. Accordingly, in the event of a breach or threatened breach by a Holder of any provision of this Agreement, the Company and each other Holder shall each be entitled to the remedies of specific performance, injunction or other preliminary or equitable relief, including the right to compel any such breaching Holder, as appropriate, to vote or transfer, as the case may be, such Holder’s Securities in accordance with the provisions of this Agreement, in addition to such other rights remedies as may be available to the Company or any Holder for any such breach or threatened breach, including but not limited to the recovery of money damages.

7.    TERM. This Agreement shall commence on the Effective Date and shall continue in full force and effect until the fifth (5th) annual anniversary of the Effective Date.

8.    GENERAL PROVISIONS.

        8.1.    Notices. Any and all notices required or permitted to be given to a party pursuant to the provisions of this Agreement will be in writing and will be effective and deemed to provide such party sufficient notice under this Agreement on the earliest of the following: (i) at the time of personal delivery, if delivery is in person; (ii) at the time of transmission by facsimile, addressed to the other party at its facsimile number specified herein (or hereafter modified by subsequent notice to the parties hereto), with confirmation of receipt made by both telephone and printed confirmation sheet verifying successful transmission of the facsimile; (iii) one (1) business day after deposit with an express overnight courier for United States deliveries, or two (2) business days after such deposit for deliveries outside of the United States, with proof of delivery from the courier requested; or (iv) three (3) business days after deposit in the United States mail by certified mail (return receipt requested) for United States deliveries. All notices for delivery outside the United States will be sent by facsimile or by express courier. Notices by facsimile shall be machine verified as received. All notices not delivered personally or by facsimile will be sent with postage and/or other charges prepaid and properly addressed to the party to be notified at the address or facsimile number as follows, or at such other address or facsimile number as such other party may designate by one of the indicated means of notice herein to the other parties hereto as follows:

(a) if to a Holder, at such Holder’s address set forth on signature page hereto; and

(b) if to the Company, marked “Attention: Manager”, at _______________________.

        8.2.    Entire Agreement. This Agreement and the documents referred to herein, together with all the Exhibits hereto, constitute the entire agreement and understanding of the parties with respect to the subject matter of this Agreement, and supersede any and all prior understandings and agreements, whether oral or written, between or among the parties hereto with respect to the specific subject matter hereof. It is expressly acknowledged and agreed that the rights and duties hereunder shall, with respect to the Holders, apply only with respect to their Distributed Securities and not with respect to Securities held by any Holders which are not Distributed Securities.

        8.3.    Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to that body of laws pertaining to conflict of laws.

4

        8.4.    Severability. If any provision of this Agreement is determined by any court or arbitrator of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such provision will be enforced to the maximum extent possible given the intent of the parties hereto. If such clause or provision cannot be so enforced, such provision shall be stricken from this Agreement and the remainder of this Agreement shall be enforced as if such invalid, illegal or unenforceable clause or provision had (to the extent not enforceable) never been contained in this Agreement. Notwithstanding the forgoing, if the value of this Agreement based upon the substantial benefit of the bargain for any party is materially impaired, which determination as made by the presiding court or arbitrator of competent jurisdiction shall be binding, then both parties agree to substitute such provision(s) through good faith negotiations.

        8.5.    Third Parties. Nothing in this Agreement, express or implied, is intended to confer upon any person, other than the parties hereto and their successors and assigns, any rights or remedies under or by reason of this Agreement.

        8.6.    Successors And Assigns. Except as otherwise provided in this Agreement, this Agreement, and the rights and obligations of the parties hereunder, will be binding upon and inure to the benefit of their respective successors, assigns, transferees, heirs, executors, administrators and legal representatives.

        8.7.    Titles and Headings. The titles, captions and headings of this Agreement are included for ease of reference only and will be disregarded in interpreting or construing this Agreement. Unless otherwise specifically stated, all references herein to “sections” and “exhibits” will mean “sections” and “exhibits” to this Agreement.

        8.8.    Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered will be deemed an original, and all of which together shall constitute one and the same agreement.

        8.9.    Costs And Attorneys’ Fees. In the event that any action, suit or other proceeding is instituted concerning or arising out of this Agreement or any transaction contemplated hereunder, the prevailing party shall recover all of such party’s costs and attorneys’ fees incurred in each such action, suit or other proceeding, including any and all appeals or petitions therefrom.

        8.10.    Aggregation of Stock. All Distributed Securities held or acquired by affiliated entities or persons shall be aggregated together for the purposes of this Agreement.

        8.11.    Further Assurances. The parties agree to execute such further documents and instruments and to take such further actions as may be reasonably necessary to carry out the purposes and intent of this Agreement.

        8.12.    Facsimile Signatures. This Agreement may be executed and delivered by facsimile and upon such delivery the facsimile signature will be deemed to have the same effect as if the original signature had been delivered to the other party.

        8.13.    Amendment and Waivers. This Agreement may be amended only by a written agreement executed by (i) the Company, and (ii) the holders of at least a majority in interest of the Distributed Securities. Any amendment effected in accordance with this section will be binding upon all parties hereto and each of their respective successors and assigns. No delay or failure to require performance of any provision of this Agreement shall constitute a waiver of that provision as to that or any other instance.

5

No waiver granted under this Agreement as to any one provision herein shall constitute a subsequent waiver of such provision or of any other provision herein, nor shall it constitute the waiver of any performance other than the actual performance specifically waived.

[Remainder of page Intentionally Left Blank.]

6

        IN WITNESS WHEREOF, the parties have executed this Stockholders Agreement on the date and year first written above.

RC AVIATION MANAGEMENT, LLC	GUGGENHEIM PORTFOLIO CO. XXXI, LLC
By:___________________________________	By:___________________________________
Its:___________________________________	Its:___________________________________
QVT FUND LP, by its general partner QVT ASSOCIATES GP LLC	RIVER RUN SENIOR INCOME FUND, LLC
By:___________________________________	By:___________________________________
Its:___________________________________	Its:___________________________________
By:___________________________________
Its:___________________________________
WHITEBOX CONVERTIBLE ARBITRAGE PARTNERS, LP	LITESPEED MASTER FUND, LPD
By:___________________________________	By:___________________________________
The managing member of the general partner	Its:___________________________________
WHITEBOX HEDGED HIGH YIELD PARTNERS, LP	WATERSHED CAPITAL PARTNERS, L.P. by its general partner WS
PARTNERS, L.L.C.
By:___________________________________
The managing member of the general partner	By:___________________________________
Its:___________________________________
PANDORA SELECT PARTNERS, LP	WATERSHED CAPITAL INSTITUTIONAL PARTNERS, LP, by its
general partner WS PARTNERS L.L.C.
By:___________________________________
The managing member of the general partner	By:___________________________________
Its:___________________________________
WHITEBOX INTERMARKET PARTNERS, LP	WATERSHED CAPITAL PARTNERS (OFFSHORE), LTD. by its
investment manager WATERSHED ASSET MANAGEMENT L.L.C.
By:___________________________________
The managing member of the general partner	By:___________________________________
Its:___________________________________

[Counterpart Signature Page No. 1 of 2 to Stockholders Agreement]

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first set forth above.

GREENWICH INTERNATIONAL LTD	LONESTAR PARTNERS, L.P. by its general partner LONESTAR
CAPITAL MANAGEMENT, LLC
By:___________________________________
Its:___________________________________	By:___________________________________
Its:___________________________________
SAGAMORE HILL HUB FUND LIMITED, by its general partner,
SAGAMORE HILL CAPITAL MANAGEMENT
By:___________________________________
Its:___________________________________

[Counterpart Signature Page No. 2 of 2 to Stockholders Agreement]

EXHIBIT A
FORM OF PROXY

HAWAIIAN HOLDINGS, INC.

PROXY

        The undersigned stockholder of Hawaiian Holdings, Inc. (the “Company”) hereby irrevocably appoints the duly elected Manager of RC Aviation, LLC, as proxy of the undersigned and to represent the undersigned at any meeting of stockholders of the Company and any adjournment thereof, with all power, including all voting rights, which the undersigned would possess if personally present at any such meeting. This proxy is irrevocable and is coupled with an interest sufficient in law to support such irrevocability.

______________________________________________	Date:_______________________________
[Insert name of stockholder]

Exhibit A — Page 1